===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                For the quarter and year ended December 31, 2001

                          ULTRAPAR PARTICIPACOES S.A.
                           (Exact name of Registrant)

                             ULTRAPAR HOLDINGS INC.
                (Translation of Registrant's Name into English)
-------------------------------------------------------------------------------

               Avenida Brigadeiro Luiz Antonio, 1343, 9(0) Andar
                        Sao Paulo, SP, Brazil 01350-900
                    (Address of Principal Executive Offices)
-------------------------------------------------------------------------------

Indicate by check mark whether the registrant files or will file its annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                            Form 40-F
                    ---                                  ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                     No  X
              ---                                    ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

===============================================================================

                          ULTRAPAR PARTICIPACOES S.A.

                               TABLE OF CONTENTS

                                                                SEQUENTIAL PAGE
                                                                     PAGE
ITEM                                                                NUMBER
-------------------------------------------------------------------------------
1.       Press Release dated February 26, 2002                         3

2.       Report of Independent Accountants on Audited Financial
         Information For the Year Ended December 31, 2001             22

3.       Notice of Dividend Payment                                   71

                                                                         ITEM 1

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                          ULTRAPAR PARTICIPACOES S.A.

Sao Paulo, Brazil, February 26, 2002 - ULTRAPAR PARTICIPACOES S.A. (NYSE:
UGP/BOVESPA:UGPA4) announces results for the period ended on December 31, 2001.

o    22% GROWTH IN NET SALES IN 2001 COMPARED TO 2000;
o OPERATING PROFIT INCREASED 53% IN THE 4Q01 AND 31% BETWEEN THE FULL-YEAR PERIODS;
o 38% HIGHER EBITDA IN 4Q01 COMPARED TO 4Q00, AND 22% HIGHER IN 2001 COMPARED TO 2000;

     "We are pleased to announce earnings for 2001, which were achieved despite a highly volatile global economic environment with consequent impacts on the Brazilian economy. We believe that we were able to produce such strong earnings as a result of our consistent, solid work philosophy, which is rooted in the three foundations of our corporate vision - giving priority to the needs of our customers, continuously striving to maintain low costs and the ongoing development of our people"

                                                        Paulo G. A. Cunha - CEO

                                   -----------------------------------------------------------------------------------
In millions of R$, except EPS          4Q01          4Q00       (DELTA) (%)      2001          2000      (DELTA) (%)
----------------------------------------------------------------------------------------------------------------------
Net Sales Revenue                       591           492           20%         2,285         1,878          22%
----------------------------------------------------------------------------------------------------------------------
Gross Profit                            156           113           38%           586           478          23%
----------------------------------------------------------------------------------------------------------------------
Operating Profit                        63            41            53%           279           213          31%
----------------------------------------------------------------------------------------------------------------------
EBITDA                                  90            65            38%           373           304          22%
----------------------------------------------------------------------------------------------------------------------
Net Income                              25            24            4%            132           128           3%
----------------------------------------------------------------------------------------------------------------------
Earnings per 1,000 shares             0.47          0.45            4%           2.49          2.42           3%
----------------------------------------------------------------------------------------------------------------------


[BAR GRAPHS REPRESENTING THE INFORMATION CONTAINED IN THE FOLLOWING TABLES HAVE BEEN OMITTED:]

--------------------------------------------------------------------------------
Net Sales              4Q00              4Q01             2000              2001
(R$
million)
--------------------------------------------------------------------------------
Ultragaz                297               365            1,126             1,381
--------------------------------------------------------------------------------
Oxiteno                 177               206              686               832
--------------------------------------------------------------------------------
Ultracargo               24                29               94               105
--------------------------------------------------------------------------------
Total                   492               591            1,878             2,285
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
EBITDA                  4Q00              4Q01            2000              2001
(R$
million)
--------------------------------------------------------------------------------
Ultragaz                 32                43              141               163
--------------------------------------------------------------------------------
Oxiteno                  26                39              132               177
--------------------------------------------------------------------------------
Ultracargo                5                 7               26                28
--------------------------------------------------------------------------------
Total                    65                90              304               373
--------------------------------------------------------------------------------

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

Consolidated Earnings- Ultrapar

Ultrapar, a company engaged in LPG distribution, chemical and petrochemical production, as well as transportation and storage of related products, reported the following results for the fourth quarter and year ended December 31, 2001:

Consolidated net revenue totaled R$ 591.5 million in 4Q01, an increase of 20% when compared to 4Q00, helping the consolidated net sales, for the twelve-month period, to reach R$2,284.7 million, 22% higher than the same period in 2000.

EBITDA reached R$ 90.4 million in 4Q01, 38% higher than the same period of 2000. All three businesses posted significant increases in EBITDA in 4Q01 when compared to the same period in the previous year. At Ultragaz, EBITDA was R$
43.2 million, an increase of 35%; EBITDA for Oxiteno increased 46% to R$ 38.6 million, and EBITDA for Ultracargo reached R$ 7.3 million, 34% higher than the same period in 2000. When comparing 2001 and 2000, EBITDA for Ultrapar increased 22% to R$372.5 million in 2001.


[A LINE AND BAR GRAPH REPRESENTING THE INFORMATION CONTAINED IN THE FOLLOWING TABLE HAS BEEN OMITTED:]

--------------------------------------------------------------------------------
Ultrapar      1Q00    2Q00    3Q00    4Q00    1Q01    2Q01    3Q01    4Q01
(R$
million)
--------------------------------------------------------------------------------
EBITDA         83      72      82      65      70      96     116     90.4
--------------------------------------------------------------------------------
EBITDA        17%      18%    17%     13%      14%    17%     19%      15%
Margin
--------------------------------------------------------------------------------

Ultrapar's cash position at the close of 2001 totaled R$ 656.0 million, of which R$ 294.6 million was held in U.S. dollar-indexed instruments. In the fourth quarter of 2001, the Real appreciated 13% against the U.S dollar, which had a negative impact on the U.S. dollar-indexed and currency hedging instruments. The extraordinary dividend distribution in September 2001 reduced income from cash investments in 4Q01. Total debt as of December 31, 2001 was R$414.7 million, with U.S. dollar-denominated debt totaling R$ 205.2 million, including Advances on Foreign Exchange Contracts (ACCs).

Consolidated net income for 4Q01 was R$ 24.9 million, 5% higher compared to 4Q00. For the full-year 2001 period, net income totaled R$ 132.2 million compared to R$ 128.5 million in 2000.

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

Investments (CAPEX) during 2001 totaled R$ 203.0 million, of which R$41.1 million were made in 4Q01, allocated to the following areas:

o R$ 27.7 million at Ultragaz, primarily directed to the expansion of the non-residential business segment (UltraSystem), as well as to the new filling plants;
o R$ 9.9 million at Oxiteno; to expand production capacity and modernize industrial facilities.
o R$ 3.5 million at Ultracargo, toward updating and expanding operating capacity.

Ultrapar is currently conducting a share repurchase plan, approved by the Company's Board of Directors on October 22, 2001, and extended in January 2002 for an additional 90 days.

Dividends Distribution

On February 25, 2002, Ultrapar's Board of Directors approved a supplementary dividend distribution related to fiscal year 2001 of R$ 22 million. Holders of common shares will receive a dividend of R$0.403658 per 1,000 shares and holders of preferred shares will receive a dividend of R$0.444024 per 1,000 shares.

ULTRAGAZ
--------

A distributor of LPG in Brazil since 1937 Ultragaz has been one of the leaders in the Brazilian market since its foundation, and currently serves the residential, commercial and industrial segments. Currently Ultragaz is the second largest LPG distributor in Brazil, and the tenth largest in the world.

LPG consumption in the Brazilian market grew 2% when comparing both the fourth quarters of 2001 and 2000. During 2001, there was a 0.5% reduction in LPG consumption mainly due to conversions to natural gas among large industrial customers.

Despite lower overall market consumption, sales volume for Ultragaz grew 6% in 4Q01 compared to 4Q00, and 4% when comparing the full-year periods of 2001 and 2000.

---------------------------------------------------------------------------------------------------------
           Volume                4Q01        4Q00         Change        2001       2000       Change
    (thousands of tons)                                 4Q01X4Q00                            2001X2000
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
        Residential             211.9        198.8          7%         825.8      793.9         4%
---------------------------------------------------------------------------------------------------------
      Non-residential           124.2        118.7          5%         519.1      494.4         5%
---------------------------------------------------------------------------------------------------------
        Total Volume            336.1        317.5          6%       1,344.9    1,288.3         4%
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
   Average Price (R$/ton)     1,075.2        928.6         16%       1,017.5      864.6         18%
---------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------
       Market Share*                                                   19.3%      18.4%
---------------------------------------------------------------------------------------------------------
  * Source: Sindigas

In the residential segment Ultragaz's growth strategy focuses on expanding its geographic presence through the building of new filling plants. In 2001, two new filling plants started operations: one in the state of Ceara, and one in the state of Rio de Janeiro. A significant part of the sales volume

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

growth in 4Q01 compared to 4Q00, as well as between the 2001 and 2000 full-year periods, is attributed to higher sales volume in the new filling plants regions.

In the non-residential segment, Ultragaz has continued to expand its market presence through UltraSystem, which serves primarily the commercial segment. In 4Q01 sales volume in the non-residential segment was 5% higher than 4Q00.

Ultragaz believes that the growth potential for the segment served by UltraSystem is significant, mainly due to the competitiveness of LPG in the commercial segment compared to other energy sources. In addition, electric energy rationing in Brazil has raised awareness among the population about the importance of using alternative energy sources.

[A LINE GRAPH SHOWING GROWTH IN SALES VOLUME PER SEGMENT FOR EACH OF ULTRASYSTEM, INDUSTRIAL AND RESIDENTIAL FOR EACH SIX-MONTH PERIOD BEGINNING IN 1997 THROUGH 2001.]

Ultragaz's net sales reached R$ 365.2 million in 4Q01, 23% higher than in 4Q00. In the 2001 full-year period, net sales reached R$ 1,381.1 million, an increase of 23% compared to 2000.

Cost of goods sold in 4Q01 was 20% higher when compared to 4Q00, and 25% when comparing the twelve-month periods of 2001 and 2000. During 2001, Petrobras increased the LPG ex-refinery price on two occasions, as part of the alignment of domestic LPG prices with international prices. At the conclusion of this process, in January 2002 the Petrobras price was adjusted to the equivalent of the international reference price plus an additional US$50 per ton related to handling expenses.

At the end of 2001, the Contribuicao de Intervencao de Dominio Economico (CIDE) tax was approved, which substituted the Parcela de Preco Especifica (PPE) tax, which is aimed at creating equal taxation for both domestic and imported products. This represented yet another step in adjusting the regulatory environment for the free importation of LPG.

Administrative expenses at Ultragaz fell 2% to R$12.9 million in 4Q01 compared to 4Q00. Selling expenses increased R$6.1 million during the quarter, mainly as a result of higher freight and representative commissions expenses. Depreciation expenses increased by R$5.3 million, as previously realized investments matured. As a result, operating expenses totaled R$51.2 million in 4Q01, compared to R$40.0 million in 4Q00. For 2001 and 2000 periods, operating expenses totaled R$177.4 million and R$145.3 million, respectively.

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

EBITDA in 4Q01 was R$ 43.2 million, 35% higher than the R$ 31.9 million in 4Q00. In the 2001 full-year period, EBITDA was R$ 163.0 million, 16% higher than in 2000.

[A LINE AND BAR GRAPH ENTITLED "QUARTERLY EVOLUTION" REPRESENTING THE INFORMATION CONTAINED
IN THE FOLLOWING TABLE HAS BEEN OMITTED:]

----------------------------------------------------------------------------------------------------
Ultragaz        1Q00        2Q00       3Q00       4Q00        1Q01       2Q01       3Q01        4Q01
(R$
million)
----------------------------------------------------------------------------------------------------
EBITDA          27.4        37.9       43.9       31.9        27.0       40.5       52.4        43.2
----------------------------------------------------------------------------------------------------
EBITDA          11%         14%        14%        11%         9%         12%        14%         12%
Margin
----------------------------------------------------------------------------------------------------


OXITENO
-------

Oxiteno is the sole Brazilian producer of Ethylene Oxide and its main derivatives, as well as a large producer of specialty chemicals. Oxiteno's products are used throughout many growing industrial sectors, including PET packaging, paints, cosmetics and detergents.

Although Oxiteno sells a large portion of its commodities and specialty chemicals in the Brazilian market, the company also exports a substantial portion of its production to over 35 countries in Asia, Europe, North America and Mercosul.

In 4Q01, Oxiteno's sales volume totaled 103 thousand tons, practically the same level as in 4Q00. Export sales grew 7%, driven by higher sales of glycols to Europe, which offset 8% lower sales volume in the domestic market. Lower domestic sales reflected the weak performance in the polyester, functional fluids and agrochemical markets in Brazil. For the 2001 full-year period, the results were the inverse, and Oxiteno's sales volume grew 4% to 446 thousand tons, due to 7% higher sales in the domestic market.

-------------------------------------------------------------------------------------------------------
          Volume              4Q01         4Q00        Change       2001       2000         Change
   (thousands of tons)                                4Q01X4Q00                           2001X2000
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Domestic                      55.2         59.8         (8%)        256.7      239.2          7%
-------------------------------------------------------------------------------------------------------
Exports                       47.4         44.4          7%         188.9      188.9          0%
-------------------------------------------------------------------------------------------------------
Total Sales Volume           102.6        104.2         (1%)        445.6      428.1          4%
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
Average Price (R$/ton)     2,011.0      1,072.9         18%       1,867.3    1,602.9         17%
-------------------------------------------------------------------------------------------------------


The Brazilian chemical sector is strongly integrated with the global market, due to the high level of free trade practiced in the country. As a result, domestic market prices are greatly influenced by exchange rate variations. In 2001, the Real depreciated by approximately 19%, impacting both revenue for chemical companies as well as the costs of their raw material inputs.

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

Net sales totaled R$ 206.5 million in 4Q01, 16% higher than in 4Q00. In the 2001 full-year period, net sales for Oxiteno totaled R$ 832.2 million, an increase of 21% compared to R$ 686.2 million in 2000.

Cost of goods sold - GOGS, increased 5% compared to 4Q00, as variable costs increased 8% between 4Q00 and 4Q01. In the 2001 full-year period, COGS totaled R$563.8 million compared to R$484.6 million in the previous year. Oxiteno's gross margin grew from 29% to 32% in 2001.

Operating expenses totaled R$ 37.8 million in 4Q01 compared to R$29.8 million in 4Q00. This difference is due mainly to the bad debt provision in the amount of R$ 6.1 million, due to worsening of Argentina's economic environment. For the 2001 full-year period, operating expenses were R$123.7 million compared to R$108.0 million in 2000.

EBITDA totaled R$ 38.6 million in 4Q01, 46% higher than in 4Q00. For the 2001 full-year period, Oxiteno's EBITDA increased 34% compared to the same period in 2000, reaching R$176.8 million.


[A LINE AND BAR GRAPH ENTITLED "QUARTERLY EVOLUTION" REPRESENTING THE INFORMATION CONTAINED IN THE FOLLOWING TABLE HAS BEEN OMITTED:]


------------------------------------------------------------------------------------------------------
Oxiteno          1Q00        2Q00       3Q00       4Q00        1Q01       2Q01       3Q01        4Q01
(R$
million)
------------------------------------------------------------------------------------------------------
EBITDA           35.8        36.6       33.7       26.4        35.9       46.4       55.8        38.6
------------------------------------------------------------------------------------------------------
EBITDA           22%         21%        20%        15%         18%        23%        25%         19%
Margin
------------------------------------------------------------------------------------------------------


ULTRACARGO
----------

Through its subsidiaries Transultra and Tequimar, Ultracargo is one of the leaders in integrated, inter-modal transportation services for the chemical, petrochemical and LPG sectors in Brazil. Transultra, the subsidiary operating in the transportation segment, operates a fleet of tanker trucks and provides transportation services to LPG distributors and to the chemical industry. Tequimar is the subsidiary engaged in storage services and accounts for 75% of the storage capacity at the Aratu Terminal (state of Bahia), which serves the largest petrochemical complex in South America.

Net sales for Ultracargo totaled R$ 28.9 million in 4Q01, 20% higher compared to 4Q00. This growth is a result of strong performance at Transultra and new goods turnover at Tequimar, such as the start-up of naphtha importing operations at Copene. In the 2001 full-year period, net sales were R$ 105.3 million, 12% higher compared to 2000.

Cost of goods sold in 4Q01 grew 18% compared to 4Q00, due to increase in the prices of main inputs. In the 2001 full-year period, cost of goods sold was 11% higher than in 2000.

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

EBITDA for Ultracargo in 4Q01 was R$ 7.3 million, 35% higher than the same period last year. EBITDA in the 2001 full-year period was R$28.3 million 9% higher than in 2000.


[A LINE AND BAR GRAPH ENTITLED "QUARTERLY EVOLUTION" REPRESENTING THE INFORMATION CONTAINED IN THE FOLLOWING TABLE HAS BEEN OMITTED:]

------------------------------------------------------------------------------------------------------
Ultracargo       1Q00        2Q00       3Q00       4Q00        1Q01       2Q01       3Q01        4Q01
(R$
million)
------------------------------------------------------------------------------------------------------
EBITDA           7.2         6.2        7.2        5.4         6.9        7.4        6.8         7.3
------------------------------------------------------------------------------------------------------
EBITDA           32%         27%        30%        23%         28%        29%        26%         25%
Margin
------------------------------------------------------------------------------------------------------


All financial information has been prepared in accordance with corporate law accounting. All figures are given in Brazilian Reais, except on page 17, where amounts were converted to U.S. dollars based on the average commercial exchange rates for the corresponding periods.



For further information please contact:

Investor Relations Department
Ultrapar Participacoes S.A.
(55 11) 3177-6513
fbrasil@ultra.com.br
www.ultra.com.br

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                          ULTRAPAR PARTICIPACOES S/A
                          CONSOLIDATED BALANCE SHEET
                     In millions of reais - Corporate law


                                                ------------------------
                                                   QUARTERS ENDED IN
                                                ------------------------
                                                  DEC      DEC      SEP
                                                -------  -------  ------
                                                  2001     2000     2001
                                                -------  -------  -------
ASSETS
  Cash and marketable securities                  656.0    862.3    736.0
  Trade accounts receivable                       149.3    139.2    173.8
  Inventories                                      94.5     86.5     85.1
  Other                                           145.3    102.8    128.1
                                                -------  -------  -------
    Total Current Assets                        1,045.1  1,190.8  1,123.0
                                                =======  =======  =======
  Investments                                      88.8     87.8     85.9
  Property, plant and equipment                   707.9    655.9    709.1
  Deferred charges                                 68.1     44.2     62.1
  Other long term assets                           42.0     35.8     41.3
                                                -------  -------  -------
    Total Long Term Assets                        906.8    823.7    898.4
                                                -------  -------  -------
TOTAL ASSETS                                    1,951.9  2,014.5  2,021.4
                                                =======  =======  =======

LIABILITIES AND STOCKHOLDERS' EQUITY
  Loans                                           124.5    134.1    199.6
  Suppliers                                        88.4     86.8    108.7
  Salaries and related contributions               50.2     44.7     47.2
  Taxes                                             7.8     13.2     10.3
  Other accounts payable                           52.9     42.8     15.9
                                                -------  -------  -------
    Total Current Liabilities                     323.8    321.6    381.7
                                                -------  -------  -------
  Loans                                           290.2    291.8    297.0
  Deferred income tax                              24.0     23.5     27.2
  Other long term liabilities                      74.2     68.7     81.6
                                                -------  -------  -------
    Total Long Term Liabilities                   388.4    384.0    405.8
                                                -------  -------  -------
TOTAL LIABILITIES                                 712.2    705.6    787.5
                                                =======  =======  =======

STOCKHOLDERS' EQUITY
  Capital                                         433.9    433.9    433.9
  Revaluation reserve                              25.9     29.1     27.5
  Revenue reserves                                340.1    314.8    131.0
  Retained earnings                                (0.0)   119.9    204.9
                                                -------  -------  -------
    Total Stockholders' Equity                    799.9    897.7    797.3
                                                -------  -------  -------
    Minority Interests                            439.8    411.2    436.6
                                                -------  -------  -------
TOTAL STOCKHOLDERS' EQUITY & M.I.               1,239.7  1,308.9  1,233.9
                                                -------  -------  -------

TOTAL LIAB. AND STOCKHOLDERS' EQUITY            1,951.9  2,014.5  2,021.4
                                                =======  =======  =======
  Cash                                            656.0    862.3    736.0
  Debt                                            414.7    425.8    496.6
                                                -------  -------  -------
  Net cash (debt)                                 241.3    436.5    239.4

                                 ULTRAPAR PARTICIPACOES S/A
                              CONSOLIDATED STATEMENT OF INCOME
               In millions of reais - (except per share data) - corporate law

                                        QUARTERS ENDED IN                ACCUMULATED
                                   ------------------------------    ---------------------
                                     DEC         DEC         SEP        DEC         DEC
                                   ------      ------      ------    --------    --------
                                    2001        2000        2001        2001        2000
                                   ------      ------      ------    --------    --------
Net Sales                           591.5       492.0       617.8     2,284.7     1,878.0

  Cost of goods sold               (435.0)     (379.1)     (447.3)   (1,798.3)   (1,399.6)

Gross profit                        156.5       112.9       170.5       586.4       478.4

  Operating expenses
    Selling                         (39.7)      (26.4)       29.3      (120.0)      (95.8)
    General and administrative      (35.3)      (32.6)      (33.7)     (133.4)     (126.0)
    Depreciation and amortization   (18.5)      (13.3)      (17.9)      (66.2)      (46.8)

  Other operating results            90.3)        0.3        (0.6)       12.1         3.7

Income before equity and
  financial results                  72.7        40.9        89.0       278.9       213.5

  Financial results
    Financial income                (29.6)       40.3        74.7       120.7       140.0
    Financial expenses               21.4       (30.9)      (68.9)     (122.8)      (75.4)
    Taxes on financial activities    (8.0)       (5.7)       (7.8)      (29.0)      (21.2)

  Equity in earnings (losses) of
   affiliates
    Affiliates                        0.9         3.1         0.6         2.0         9.7
    Benefit of tax holiday            6.0         6.4         7.9        26.9        29.6

    Non-operating income (expense)   (2.6)      (13.4)      (10.6)      (17.0)      (16.5)

Income before taxes                  50.8        40.7        84.9       259.7       279.7

  Social contribution and income tax (8.3)       (3.0)      (16.0)      (54.5)      (77.0)

Income before minority interest      42.5        37.7        68.9       205.2       202.7

  Minority interest                 (17.6)      (13.9)      (21.9)      (72.9)      (74.2)

Net Income                           24.9        23.8        47.0       132.3       128.5
                                   ======      ======      ======      ======      ======

EBITDA                               90.4        65.3       116.0       372.6       304.3
Depreciation and amortization        27.7        24.4        27.0       102.4        90.8
Investments                          41.1        45.6        56.4       203.0       181.6

RATIO

Earnings/1000 shares                 0.47        0.45        0.89        2.49        2.42

  Net debt/Stockholders' equity       Na          Na          Na
  Net debt/LTM EBITDA                 Na          Na          Na
  Net interest expense/EBITDA        0.18         nO         0.01        0.08         Na

  Operating margin                     11%          8%         14%         12%         11%
  EBITDA margin                        15%         13%         19%         16%         16%

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                           ULTRAPAR PARTICIPACOES S/A
                       CONSOLIDATED CASH FLOW STATEMENT
                     In millions of reais - corporate law

                                                                  DEC
                                                          -------------------
                                                            2001       2000
                                                          --------   --------
Cash Flows from operating activities                         338.4      302.8
  Net income                                                 132.2      128.5
  Minority interest                                           72.9       74.2
  Depreciation and amortization                              102.4       90.8
  Working capital                                            (56.0)     (55.0)
  Financial expenses (A)                                      74.1       31.0
  Other                                                       12.8       33.3

Cash Flows from investing activities                        (205.3)    (170.5)
  Additions to property, plant, equipment and deferred
    charges                                                 (203.0)    (176.1)
  Disposals of permanent assets                                9.3        5.2
  Acquisition of minority interests (including
    treasury shares)                                         (13.8)      (2.3)
  Dividends received from affiliates                           1.3         --
  Other                                                        0.9        2.7

Cash Flows from financing activities                        (339.4)    (126.6)
  Short term debt, net                                       (51.5)     (70.7)
  Issuances                                                   54.4       66.9
  Debt payments                                              (85.3)     (70.4)
  Related companies                                           (1.2)      (1.6)
  Dividends paid (B)                                        (244.3)     (52.7)
  Other                                                      (11.5)       1.9

Net increase (decrease) in cash and cash equivalents        (206.3)       5.7

Cash and cash equivalents at the beginning of the period     862.3      856.6
                                                          --------   --------
Cash and cash equivalents at the end of the period           656.0      862.3
                                                          ========   ========
Supplemental disclosure of cash flow information
  Cash paid for interest (C)                                  38.3       38.8
  Cash paid for taxes on income (C)                           20.6       44.7
  Supplier financing of acquisition of property,
    plant and equipment                                         --        5.5


(A) Not including financial income. Comprised basically of financial expenses, in particular, exchange variations.
(B)  Including dividends paid by Ultrapar and its subsidiaries.
(C)  Included in cash flow from operating activities. Earnings Release 4Q01

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                           ULTRAGAZ PARTICIPACOES S/A
                          CONSOLIDATED BALANCE SHEET
                     In millions of reais - Corporate law


                                                ------------------------
                                                   QUARTERS ENDED IN
                                                ------------------------
                                                  DEC      DEC      SEP
                                                -------  -------  ------
                                                  2001     2000     2001
                                                -------  -------  -------
ASSETS
  Cash, marketable securities and related
    parties                                       159.9    149.3    152.4
  Trade accounts receivable                        88.4     81.5     93.0
  Inventories                                      14.8     23.3     14.8
  Other                                            68.8     50.7     68.3
                                                -------  -------  -------
    Total Current Assets                          331.9    304.8    328.5
                                                -------  -------  -------
  Investments                                       1.5      1.3      1.3
  Property, plant & equipment                     333.3    290.6    338.2
  Deferred charges                                 67.6     42.2     61.6
  Other long term assets                           21.6     16.5     20.0
                                                -------  -------  -------
    Total Long Term Assets                        424.0    350.6    421.1
                                                -------  -------  -------
TOTAL ASSETS                                      755.9    655.4    749.6
                                                =======  =======  =======

LIABILITIES AND STOCKHOLDERS' EQUITY
  Loans                                            42.4     33.5     46.2
  Suppliers                                        53.9     47.9     50.8
  Salaries and related contributions               22.6     21.3     22.4
  Taxes                                             1.7      3.3      1.5
  Other accounts payable                            7.9     21.7      2.9
                                                -------  -------  -------
    Total Current Liabilities                     128.5    127.7    123.8
                                                -------  -------  -------
  Loans and related parties                       404.9    312.1    403.7
  Deferred income tax                                 -      3.3        -
  Other long term liabilities                      36.5     34.8     38.0
                                                -------  -------  -------
    Total Long Term Liabilities                   441.4    350.2    441.7
                                                -------  -------  -------
TOTAL LIABILITIES                                 569.9    477.9    565.5
                                                =======  =======  =======
STOCKHOLDERS' EQUITY
  Capital                                          42.4     41.1     42.4
  Revaluation reserve                              22.8     23.9     23.3
  Revenue reserves                                 56.7     48.9     47.6
  Retained earnings                                42.4     41.6     45.6
                                                -------  -------  -------
    Total Stockholders' Equity                    164.3    155.5    158.9
                                                -------  -------  -------
    Minority Interests                             21.7     22.0     25.2
                                                -------  -------  -------
TOTAL STOCKHOLDERS' EQUITY & M.I.                 186.0    177.5    184.1
                                                -------  -------  -------
TOTAL LIAB. AND STOCKHOLDERS' EQUITY             755.9    655.4    749.6
                                                =======  =======  =======

  Cash and related parties                        159.9    149.3    152.4
  Debt and related parties                        447.3    345.6    449.9
                                                -------  -------  -------
  Net cash (debt)                                (287.4)  (196.3)  (297.5)
                                                =======  =======  =======

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                           ULTRAGAZ PARTICIPACOES S/A
                       CONSOLIDATED STATEMENT OF INCOME
                     In millions of reais - Corporate law


                                       -----------------------  ---------------
                                          QUARTERS ENDED IN       ACCUMULATED
                                     -----------------------  ---------------
                                      DEC      DEC     SEP      DEC      DEC
                                     -------  ------  ------  -------  -------
                                      2001     2000    2001     2001    2000
                                     -------  ------  ------  -------  -------
Net sales                              365.2   297.5   373.8  1,381.1  1,125.9

  Cost of goods sold                  (288.8) (240.6) (291.8)(1,105.2)  (886.6)

Gross profit                            76.4    56.9    82.0    275.9    239.3

  Operating expenses
    Selling                            (20.8)  (14.7)  (17.3)   (66.1)   (52.6)
    General and administrative         (12.9)  (13.1)  (13.2)   (49.4)   (50.3)
    Depreciation and amortization      (17.5)  (12.2)  (16.7)   (61.9)   (42.3)

  Other operating results                0.5     2.8     0.9      2.7      4.5

Income before equity and financial
  results                               25.7    19.7    35.7    101.2     98.6

  Financial results
    Financial income                   (22.6)    5.0    20.8     (0.1)    10.3
    Financial expenses                  14.6   (18.8)  (34.4)   (62.3)   (45.2)
  Taxes on financial activities         (3.5)   (2.5)   (4.2)   (13.5)    (9.3)

  Equity in earnings (losses)
  of affiliates
    Affiliates                           0.1       -       -      0.1        -
    Benefit of tax holidays              0.8    (0.1)    0.8      1.6      3.0

  Non-operating income (expense)        (4.6)   (4.4)   (2.6)   (10.9)    (7.2)

  Income before taxes                   10.5    (1.1)   16.1     16.1     50.2

  Social contribution and income tax    (3.1)    0.7    (4.8)    (2.0)   (15.3)

  Income before minority interest        7.4    (0.4)   11.3     14.1     34.9

  Minority Interest                     (1.7)   (0.9)   (2.2)    (4.9)    (7.4)

Net Income                               5.7    (1.3)    9.1      9.2     27.5
                                     =======  ======  ======  =======  =======

EBITDA                                  43.2    31.9    52.4    163.1    140.9
Depreciation and amortization           17.5    12.2    16.7     61.9     42.3
Investments                             27.7    34.2    39.3    148.2    120.4

RATIOS
  Operating margin                         7%      7%     10%       7%       9%
  EBITDA margin                           12%     11%     14%      12%      13%

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                       OXITENO S/A - INDUSTRIA E COMERCIO
                          CONSOLIDATED BALANCE SHEET
                     In millions of reais - Corporate law


                                                ------------------------
                                                   QUARTERS ENDED IN
                                                ------------------------
                                                  DEC      DEC      SEP
                                                -------  -------  ------
                                                  2001     2000     2001
                                                -------  -------  -------
ASSETS
  Cash, marketable securities and related parties 385.5    380.9    489.4
  Trade accounts receivable                        50.2     50.0     70.6
  Inventories                                      78.5     62.1     69.3
  Other                                            54.9     37.2     36.5
                                                -------  -------  -------
    Total Current Assets                          569.1    530.2    665.8
                                                =======  =======  =======
  Investments                                     101.3     98.9    100.3
  Property, plant & equipment                     299.5    290.4    295.8
  Deferred charges                                  2.8      4.9      3.0
  Other long term assets                           11.1     10.3     11.7
                                                -------  -------  -------
    Total Long Term Assets                        414.7    404.5    410.8
                                                -------  -------  -------
TOTAL ASSETS                                      983.8    934.7  1,076.6
                                                =======  =======  =======
LIABILITIES AND STOCKHOLDERS' EQUITY
  Loans                                            77.0     95.2    148.5
  Suppliers                                        31.6     36.8     54.9
  Salaries and related contributions               23.7     20.2     20.9
  Taxes                                             2.8      2.5      5.2
  Other accounts payable                           26.3     20.7     12.8
                                                -------  -------  -------
    Total Current Liabilities                     161.4    175.4    242.3
                                                =======  =======  =======
  Loans and related parties                        62.3     94.1     74.5
  Deferred income tax                              24.0     20.2     27.2
  Other long term liabilities                      17.1     19.5     24.2
                                                -------  -------  -------
    Total Long Term Liabilities                   103.4    133.8    125.9
                                                =======  =======  =======
TOTAL LIABILITIES                                 264.8    309.2    368.2

STOCKHOLDERS' EQUITY
  Capital                                         300.0    295.4    300.0
  Revaluation reserve                               8.1      9.4      8.4
  Revenue reserves                                399.4    227.1    222.4
  Retained earnings                                   -     82.0    166.2
                                                -------  -------  -------
    Total Stockholders' Equity                    707.5    613.9    697.0
                                                =======  =======  =======
    Minority Interests                             11.5     11.6     11.4
                                                -------  -------  -------
TOTAL STOCKHOLDERS' EQUITY & M.I.                 719.0    625.5    708.4
                                                -------  -------  -------
TOTAL LIAB. AND STOCKHOLDERS' EQUITY              983.8    934.7  1,076.6
                                                =======  =======  =======
  Cash and related parties                        385.5    380.9    489.4
  Debt and related parties                        139.3    189.3    223.0
                                                -------  -------  -------
  Net cash (debt)                                 246.2    191.6    266.4

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                       OXITENO S/A - INDUSTRIA E COMERCIO
                       CONSOLIDATED STATEMENT OF INCOME
                      In millions of reais - Corporate law


                                       -----------------------  ---------------
                                          QUARTERS ENDED IN       ACCUMULATED
                                     -----------------------  ---------------
                                      DEC      DEC     SEP      DEC      DEC
                                     -------  ------  ------  -------  -------
                                      2001     2000    2001     2001    2000
                                     -------  ------  ------  -------  -------
Net sales                              206.5   177.5   226.5    832.2    686.2

Cost of goods sold
  Variable                            (112.9) (104.5) (122.5)  (465.0)  (384.4)
  Fixed                                (17.7)  (17.3)  (19.3)   (71.6)   (65.4)
  Depreciation and amortization         (7.0)   (8.8)   (6.8)   (27.2)   (34.8)

Gross profit                            68.9    46.9    77.9    268.4    201.6

  Operating expenses
    Selling                            (18.8)  (11.7)  (11.9)   (53.9)   (43.2)
    General and administrative         (18.4)  (17.3)  (17.4)   (66.9)   (61.7)
    Depreciation and amortization       (0.7)   (0.8)   (0.8)    (2.9)    (3.2)

  Other operating results                  -    (0.3)    0.4      2.0      0.9

Income before equity and
  financial results                     31.0    16.8    48.2    146.7     94.4

  Financial results
    Financial income                   (15.1)   18.1    37.6     66.9     60.8
    Financial expenses                   7.7   (11.5)  (34.0)   (61.2)   (32.3)
    Taxes on financial activities       (3.0)   (1.8)   (2.4)   (10.6)    (7.1)

  Equity in earnings (losses) of
  affiliates
    Affiliates                           2.2    3.8      1.1      4.8     11.7
    Benefit of tax holidays              4.5    6.0      6.5     22.9     24.2

  Non-operating income (expense)         2.0   (5.0)    (7.9)    (5.9)    (6.1)

  Income before taxes                   29.3   26.4     49.1    163.6    145.6

  Social contribution and income tax    (1.3)  (2.7)   (15.3)   (39.2)   (37.8)

Income before minority interest         28.0   23.7     33.8    124.4    107.8

  Minority interest                        -      -        -        -        -

Net Income                              28.0   23.7     33.8    124.4    107.8
                                       =====  =====    =====   ======   =======

EBITDA                                  38.6   26.4     55.8    176.8    132.4
Depreciation and amortization            7.6    9.6      7.6     30.1     38.0
Investments                              9.9    8.9     15.2     42.9     49.3

RATIOS
  Operating margin                       15%      9%      21%      18%      14%
  EBITDA margin                          19%     15%      25%      21%      19%

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                         ULTRACARGO PARTICIPACOES LTDA.
                          CONSOLIDATED BALANCE SHEET
                     In millions of reais - Corporate law


                                                ------------------------
                                                   QUARTERS ENDED IN
                                                ------------------------
                                                  DEC      DEC      SEP
                                                -------  -------  ------
                                                  2001     2000     2001
                                                -------  -------  -------
ASSETS
  Cash, marketable securities and
    related parties                                81.9     69.4     79.7
  Trade accounts receivable                        12.4      9.1     11.5
  Inventories                                       1.2      1.1      1.1
  Other                                             2.4      2.9      2.3
                                                -------  -------  -------
    Total Current Assets                           97.9     82.5     94.6
                                                -------  -------  -------

  Investments                                       0.3      0.3      0.2
  Property, plant & equipment                      60.7     58.7     59.8
  Deferred charges                                  0.3      0.1      0.2
  Other long term assets                            1.4      1.1      1.2
                                                -------  -------  -------
    Total Long Term Assets                         62.7     60.2     61.5
                                                -------  -------  -------

TOTAL ASSETS                                      160.6    142.6    156.0
                                                =======  =======  =======

LIABILITIES AND STOCKHOLDERS' EQUITY
  Loans                                             5.1      5.3      5.0
  Suppliers                                         4.3      3.4      3.7
  Salaries and related contributions                3.9      3.2      3.8
  Taxes                                             2.8      4.8      3.3
  Other accounts payable                            2.4      1.8      0.2
                                                -------  -------  -------
    Total Current Liabilities                      18.6     18.4     16.1
                                                -------  -------  -------

  Loans and related parties                        19.6     19.9     19.9
  Deferred income tax                                 -        -        -
  Other long term liabilities                      16.5     12.8     15.9
                                                -------  -------  -------
    Total Long Term Liabilities                    36.1     32.8     35.8
                                                -------  -------  -------
TOTAL LIABILITIES                                  54.6     51.2     51.9
                                                =======  =======  =======

STOCKHOLDERS' EQUITY
  Capital                                          31.0     17.3     31.0
  Revaluation reserve                               0.5      0.8      0.6
  Revenue reserves                                    -        -        -
  Retained earnings                                61.0     39.5     57.8
                                                -------  -------  -------
    Total Stockholders' Equity                     92.6     57.6     89.5
                                                -------  -------  -------
    Minority Interests                             13.3     33.9     14.7
                                                -------  -------  -------
TOTAL STOCKHOLDERS' EQUITY & M.I.                 105.9     91.5    104.1
                                                -------  -------  -------

TOTAL LIAB. AND STOCKHOLDERS' EQUITY              160.6    142.6    156.0
                                                =======  =======  =======

  Cash and related parties                         81.9     69.4     79.7
  Debt and related parties                         24.7     25.3     24.9
                                                -------  -------  -------
  Net cash (debt)                                  57.2     44.1     54.9

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                         ULTRACARGO PARTICIPACOES LTDA.
                       CONSOLIDATED STATEMENT OF INCOME
                     In millions of reais - Corporate law


                                     -----------------------  ---------------
                                        QUARTERS ENDED IN       ACCUMULATED
                                     -----------------------  ---------------
                                      DEC      DEC     SEP      DEC      DEC
                                     -------  ------  ------  -------  -------
                                       2001    2000    2001     2001    2000
                                     -------  ------  ------  -------  -------
Net sales                               28.8    24.1    26.1    105.3     94.2

  Cost of sales                        (17.6)  (14.9)  (15.5)   (63.0)   (56.5)

Gross profit                            11.2     9.2    10.6     42.3     37.7

  Operating expenses
    Selling                                -       -       -        -        -
    General and administrative          (6.3)   (6.2)   (6.2)   (23.4)   (21.4)
    Depreciation and amortization       (0.2)   (0.1)   (0.2)    (0.6)    (0.4)

  Other operating results                0.1     0.1     0.1      9.1      0.5

Income before equity and
  financial results                      4.8     3.0     4.3     27.4     16.4

  Financial results
    Financial income                     0.7     3.7     0.5      5.0      9.6
    Financial expenses                  (0.5)   (2.3)   (0.5)    (2.1)    (4.0)
    Taxes on financial activities       (0.2)   (0.2)   (0.2)    (0.9)    (0.9)

  Equity in earnings (losses) of
  affiliates
    Affiliates                             -    (0.1)      -     (0.2)    (0.2)
    Benefits of tax holidays             0.7     0.4     0.6      2.5      2.2

  Non-operating income (expense)           -     0.2       -      0.2      1.0

Income before taxes                      5.5     4.6     4.7     31.9     24.0

Social contribution and income tax      (1.7)   (1.0)   (1.4)    (7.2)    (6.9)

Income before minority interest          3.9     3.6     3.3     24.8     17.1

Minority interest                       (0.6)   (1.4)   (0.6)    (3.4)    (5.5)

Net Income                               3.3     2.3     2.8     21.4     11.7
                                     =======  ======  ======  =======  =======

EBITDA                                   7.3     5.4     6.8     28.3     26.0
Depreciation and amortization            2.4     2.4     2.4      9.6      9.6
Investments                              3.5     2.5     2.0     11.9     11.5

RATIOS
Operating margin                          17%     12%     17%      26%      17%
EBTIDA margin                             25%     23%     26%      27%      28%

[ULTRA LOGO]                                              Earnings Release 4Q01
-------------------------------------------------------------------------------

                           ULTRAPAR PARTICIPACOES S/A
                         CONSOLIDATED INCOME STATEMENT
       In millions of US dollars (except per share data) - Corporate law


                                     -----------------------  ---------------
                                        QUARTERS ENDED IN       ACCUMULATED
                                     -----------------------  ---------------
                                      DEC      DEC     SEP      DEC      DEC
                                     -------  ------  ------  -------  -------
                                      2001     2000    2001     2001    2000
                                     -------  ------  ------  -------  -------
Net sales
Ultrapar                               232.0   254.9   242.3    972.0  1,026.1
Ultragaz                               143.2   154.1   146.6    587.6    615.2
Oxiteno                                 81.0    91.9    88.8    354.0    374.9
Ultracargo                              11.3    12.5    10.2     44.8     51.5

Operating income
Ultrapar                                24.6    21.2    34.9    118.7    116.7
Ultragaz                                10.1    10.2    14.0     43.1     53.9
Oxiteno                                 12.2     8.7    18.9     62.4     51.6
Ultracargo                               1.9     1.6     1.7     11.7      8.9

Operating margin
Ultrapar                                 11%       8%    14%       12%      11%
Ultragaz                                  7%       7%    10%        7%       9%
Oxiteno                                  15%       9%    21%       18%      14%
Ultracargo                               17%      12%    17%       26%      17%

EBITDA
Ultrapar                                35.5    33.8   45.5     158.5    166.3
Ultragaz                                16.9    16.5   20.6      69.4     77.0
Oxiteno                                 15.1    13.7   21.9      75.2     72.3
Ultracargo                               2.8     2.8    2.7      12.0     14.2

EBITDA margin
Ultrapar                                 15%      13%    19%       16%      16%
Ultragaz                                 12%      11%    14%       12%      13%
Oxiteno                                  19%      15%    25%       21%      19%
Ultracargo                               25%      23%    26%       27%      28%

Net income
Ultrapar                                9.8     12.3   18.4      56.3     70.2
Ultragaz                                2.2     (0.7)   3.6       3.9     15.0
Oxiteno                                11.0     12.3   13.3      52.9     58.9
Ultracargo                              1.3      1.2    1.1       9.1      6.4
Net income/ 1000 shares                0.18     0.23   0.35      1.06     1.32

[ULTRA LOGO]                                                                                                   Earnings Release 4Q01
------------------------------------------------------------------------------------------------------------------------------------


                                                         ULTRAPAR PARTICIPACOES S/A
                                                   LOANS, CASH AND MARKETABLE SECURITIES
                                                   In millions of reais - Corporate law

Loans                             Balance in December/2001
                       -------------------------------------------------------  Index     Interest Rate %      Maturity and
                                                   Ultrapar        Ultrapar   Currency(*) Minimum  Maximum  Amortization Schedule
                       Ultragaz Oxiteno Ultracargo  Holding Other Consolidated
Foreign Currency

International Finance
  Corporation - IFC           -    23.3          -        -     -         23.3   US$          9.4      9.4  Semi-annually until 2003
Eurobonds                 139.6       -          -        -     -        139.6   US$          9.0      9.0  Semi-annually until 2005
Financings of Inven-
  tories and Property
  Plant & Equipment         5.0     3.7          -        -     -          8.7   US$          5.9     10.5     Semi-annually and
                                                                                                              Annually until 2003
Advances on Foreign
  Exchange Contracts          -    33.6          -        -     -         33.6   US$          2.8      6.0    Maximum of 128 days
                                                                                                               from hiring date
          Subtotal        144.6    60.6          -        -     -        205.2

Local Currency

National Bank for         104.4    59.7        5.8        -     -        169.9  TJLP or       1.8      6.5     Monthly and semi-
  Economic and Social                                                            IGP-M                        annually until 2008
  Development - BNDES      10.3     0.1          -        -     -         10.4  UMBNDES      10.3     11.8    Monthly until 2007
Agency for Financing
  Machinery and
  Equipment (FINAME)        7.8    11.4        8.5        -     -         27.7   TJLP         1.8      5.5    Monthly until 2006
Onlendings                    -     1.5          -        -     -          1.5   TJLP         4.0      4.0    Monthly until 2002

          Subtotal        122.5    72.7       14.3        -     -        209.5

             Total        267.1   133.3       14.3        -     -        414.7

Composition per Annum

          Up to 1 Year     42.4    77.0        5.1        -     -        124.5
      From 1 to 2 Years    36.1    32.1        4.5        -     -         72.7
      From 2 to 3 Years    26.8     9.4        2.9        -     -         39.1
      From 3 to 4 Years   153.4     6.7        1.3        -     -        161.4
      From 4 to 5 Years     8.3     3.9        0.5        -     -         12.7
      From 5 to 6 Years     0.1     2.8          -        -     -          2.9
      From 6 to 7 Years       -     1.4          -        -     -          1.4

            Total         267.1   133.3       14.3        -     -        414.7

(*) TJLP - Long Term Interest Rate / IGPM - Market General Price Index / UMBNDES - BNDES Basket of Currencies
------------------------------------------------------------------------------------------------------------------------------------

                                  Balance in December/2001
                       -------------------------------------------------------
                                                   Ultrapar        Ultrapar
                       Ultragaz Oxiteno Ultracargo  Holding Other Consolidated

Cash and marketable
  securities               81.6   385.5       17.0     41.6 130.3        656.0

FEDERAL GOVERNMENT SERVICE                                                                                    Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                         December 31,2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER
------------------------------------------------------------------------------------------------------------------------------------
REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN APPRECIATION ON THE COMPANY.
COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.
------------------------------------------------------------------------------------------------------------------------------------

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM Code        2 - Company Name                                3 - General Taxpayers' Registration Number - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------
4 - Registration Number - NIRE
35.300.109.724
------------------------------------------------------------------------------------------------------------------------------------

01.02 - HEAD OFFICE
------------------------------------------------------------------------------------------------------------------------------------
1 - FULL ADDRESS                             2 - SUBURB OR DISTRICT
Av. Brigadeiro Luiz Antonio, 1343 9o. andar  Bela Vista
------------------------------------------------------------------------------------------------------------------------------------
3 - ZIP CODE                                 4 - MUNICIPALITY                                       5 - STATE
01317-910                                    Sao Paulo                                              SP
------------------------------------------------------------------------------------------------------------------------------------
6 - AREA CODE           7 - TELEPHONE               8 - TELEPHONE                  9 - TELEPHONE            10 - TELEX
55  11                  3177-6513                   3177-6764
------------------------------------------------------------------------------------------------------------------------------------
11 - AREA CODE          12 - FAX                    13 - FAX                       14 - FAX
55  11                  3177-6107                   3177-6246
------------------------------------------------------------------------------------------------------------------------------------
15 - E-MAIL
invest@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.03 - DIRECTOR OF INVESTORS RELATIONS (Address for correspondence with company)
------------------------------------------------------------------------------------------------------------------------------------
1 - NAME                         2 - FULL ADDRESS
Fabio Schvartsman                Av. Brigadeiro Luiz Antonio, 1343 9(0)andar
------------------------------------------------------------------------------------------------------------------------------------
3 - SUBURB OR DISTRICT           4 - ZIP CODE                           5 - MUNICIPALITY                    6 - STATE
Bela Vista                       01317-910                              Sao Paulo                           SP
------------------------------------------------------------------------------------------------------------------------------------
7 - AREA CODE           8 - TELEPHONE               9 - TELEPHONE                  10 - TELEPHONE           11 - TELEX
55  11                  3177-6482
------------------------------------------------------------------------------------------------------------------------------------
12 - AREA CODE          13 - FAX                    14 - FAX                       15 - FAX
55  11                  3287-1931
------------------------------------------------------------------------------------------------------------------------------------
16 - E-MAIL
fabiosch@ultra.com.br
------------------------------------------------------------------------------------------------------------------------------------

01.04 - AUDITOR/ INFORMATION
------------------------------------------------------------------------------------------------------------------------------------
YEAR
------------------------------------------------------------------------------------------------------------------------------------
1 - BEGINNING                              2 - END
------------------------------------------------------------------------------------------------------------------------------------
01/01/2001                                 12/31/2001
------------------------------------------------------------------------------------------------------------------------------------
01/01/2000                                 12/31/2000
------------------------------------------------------------------------------------------------------------------------------------
01/01/1999                                 12/31/1999
------------------------------------------------------------------------------------------------------------------------------------
9 - NAME OF AUDITOR                                                             10 - CVM CODE
PricewaterhouseCoopers                                                          00287-9
------------------------------------------------------------------------------------------------------------------------------------
11 - NAME OF RESPONSIBLE ACCOUNTANT                                             12 - TAXPAYER ID OF RESPONSIBLE ACCOUNTANT
Paulo Cesar Estevao Netto                                                       1RJ026365/T-6 "T" SP 002331
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                           December 31,2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

01.05 - CAPITAL COMPOSITION
------------------------------------------------------------------------------------------------------------------------------------
       Number of shares
          (THOUSAND)                     12/31/2001                   12/31/2000                            12/31/1999
------------------------------------------------------------------------------------------------------------------------------------
Subscribed Capital
------------------------------------------------------------------------------------------------------------------------------------
1 - Common                               37,984,013                   37,984,013                            37,984,013
------------------------------------------------------------------------------------------------------------------------------------
2 - Preferred                            15,015,987                   15,015,987                            15,015,987
------------------------------------------------------------------------------------------------------------------------------------
3 - Total                                53,000,000                   53,000,000                            53,000,000
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
4 - Common                                        0                            0                                     0
------------------------------------------------------------------------------------------------------------------------------------
5 - Preferred                                     0                            0                                     0
------------------------------------------------------------------------------------------------------------------------------------
6 - Total                                         0                            0                                     0
------------------------------------------------------------------------------------------------------------------------------------

01.06 - CHARACTERISTICS OF THE COMPANY
------------------------------------------------------------------------------------------------------------------------------------
1 - TYPE OF COMPANY
Commercial, industrial and other
------------------------------------------------------------------------------------------------------------------------------------
2 - SITUATION
Operating
------------------------------------------------------------------------------------------------------------------------------------
3 - SHARE CONTROL NATURE
Holding National
------------------------------------------------------------------------------------------------------------------------------------
4 - ACTIVITY CODE
1170000 - Participation  and Administration
------------------------------------------------------------------------------------------------------------------------------------
5 - MAIN ACTIVITY
Industrial, commercial and other
------------------------------------------------------------------------------------------------------------------------------------
6 - CONSOLIDATION TYPE
Total
------------------------------------------------------------------------------------------------------------------------------------

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED STATEMENTS

------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM            2 - CNPJ                 3 - NAME
          -                   -                         -
------------------------------------------------------------------------------------------------------------------------------------

01.08 - DIVIDENDS APPROVED AND/OR PAID
------------------------------------------------------------------------------------------------------------------------------------
1 - ITEM   2 - EVENT   3 - DATE APPROVED   4 - AMOUNT                5 - DATE OF PAYMENT   6  -  TYPE OF   7 - YIELD PER SHARE SHARE
------------------------------------------------------------------------------------------------------------------------------------
01         AGO/E       04/27/2001          DIVIDEND                  05/10/2001            ON              0,0001377100
------------------------------------------------------------------------------------------------------------------------------------
02         AGO/E       04/27/2001          DIVIDEND                  05/10/2001            PN              0,0001514800
------------------------------------------------------------------------------------------------------------------------------------
03         AGO/E       04/27/2001          DIVIDEND                  09/28/2001            ON              0,0001850900
------------------------------------------------------------------------------------------------------------------------------------
04         AGO/E       04/27/2001          DIVIDEND                  09/28/2001            PN              0,0002035900
------------------------------------------------------------------------------------------------------------------------------------
05         RCA         08/21/2001          INTEREST ON OWN CAPITAL   09/28/2001            ON              0,0005687906
------------------------------------------------------------------------------------------------------------------------------------
06         RCA         08/21/2001          INTEREST ON OWN CAPITAL   09/28/2001            PN              0,0006256697
------------------------------------------------------------------------------------------------------------------------------------
07         RCA         08/21/2001          DIVIDEND                  09/28/2001            ON              0,0029173456
------------------------------------------------------------------------------------------------------------------------------------
08         RCA         08/21/2001          DIVIDEND                  09/28/2001            PN              0,0032090801
------------------------------------------------------------------------------------------------------------------------------------
09         RCA         02/25/2002          DIVIDEND                  03/20/2002            ON              0,0004036580
------------------------------------------------------------------------------------------------------------------------------------
10         RCA         02/25/2002          DIVIDEND                  03/20/2002            PN              0,0004440240
------------------------------------------------------------------------------------------------------------------------------------

01.09 - DIRECTOR OF INVESTORS RELATIONS
------------------------------------------------------------------------------------------------------------------------------------
1 - DATE           2 - SIGNATURE
02/26/2002
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration Number- CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

02.01 - BALANCE SHEET - ASSETS (R$ thousands)
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                     3 - 12/31/2001              4 - 12/31/2000              5 - 12/31/1999
------------------------------------------------------------------------------------------------------------------------------------
1               Total assets                               901,369                     993,011                     941,712
------------------------------------------------------------------------------------------------------------------------------------
1.01            Current assets                              78,204                     317,340                     356,696
------------------------------------------------------------------------------------------------------------------------------------
1.01.01         Cash and cash equivalents                   41,592                     300,629                     354,123
------------------------------------------------------------------------------------------------------------------------------------
1.01.01.01      Cash and banks                                   3                         256                          20
------------------------------------------------------------------------------------------------------------------------------------
1.01.01.02      Financial investments                       41,589                     300,373                     354,103
------------------------------------------------------------------------------------------------------------------------------------
1.01.02         Receivables                                 36,612                      16,711                       2,573
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.01      Taxes recoverable                           15,012                       6,624                       2,229
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.02      Dividends receivables                       21,600                      10,087                           0
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.03      Other receivables                                0                           0                         344
------------------------------------------------------------------------------------------------------------------------------------
1.01.03         Inventories                                      0                           0                           0
------------------------------------------------------------------------------------------------------------------------------------
1.01.04         Other                                            0                           0                           0
------------------------------------------------------------------------------------------------------------------------------------
1.02            Long-term receivables                       98,788                      45,434                      15,321
------------------------------------------------------------------------------------------------------------------------------------
1.02.01         Others accounts receivables                      0                           0                           0
---------------------------------------------------------------------------------------- -------------------------------------------
1.02.02         Related companies                           97,198                      44,459                      11,383
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.01      Affiliates                                       0                           0                           0
-----------------------------------------------------------------------------------------------------------------------------------
1.02.02.02      Subsidiary companies                        97,132                      44,393                      11,317
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.03      Other companies                                 66                          66                          66
------------------------------------------------------------------------------------------------------------------------------------
1.02.03         Other                                        1,590                         975                       3,938
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.01      Defered income tax and social                1,590                         975                       3,938
                contribution
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.02      Other                                            0                           0                           0
------------------------------------------------------------------------------------------------------------------------------------
1.03            Permanent assets                           724,377                     630,237                     569,695
------------------------------------------------------------------------------------------------------------------------------------
1.03.01         Investments                                724,377                     630,237                     569,695
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.01      Affiliates                                       0                           0                           0
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.02      Subsidiary companies                       724,192                     630,072                     569,520
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.03      Other investments and interest                 185                         165                         175
------------------------------------------------------------------------------------------------------------------------------------
1.03.02         Property, plant and equipment                    0                           0                           0
------------------------------------------------------------------------------------------------------------------------------------
1.03.03         Deferred charges                                 0                           0                           0
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  Number-
                                                                        CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5                     ULTRAPAR PARTICIPACOES S.A.                        33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

02.02 - BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE        2 - DESCRIPTION                     3 - 12/31/2001              4 - 12/31/2000      5 - 12/31/1999
------------------------------------------------------------------------------------------------------------------------------------
2               Total liabilities and stockholders'
                equity                                     901,369                     993,011             941,712
------------------------------------------------------------------------------------------------------------------------------------
2.01            Current liabilities                         22,270                      14,808              14,868
------------------------------------------------------------------------------------------------------------------------------------
2.01.01         Loans                                            0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.01.02         Debentures                                       0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.01.03         Suppliers                                      259                         170               1,380
------------------------------------------------------------------------------------------------------------------------------------
2.01.04         Taxes and contributions                          0                       1,970                   0
------------------------------------------------------------------------------------------------------------------------------------
2.01.05         Dividends payable                           22,011                      12,668              13,483
------------------------------------------------------------------------------------------------------------------------------------
2.01.06         Provisions                                       0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.01.07         Payables to related companies                    0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.01.08         Other                                            0                           0                   5
------------------------------------------------------------------------------------------------------------------------------------
2.02            Long-term liabilities                       79,206                      80,499             107,286
------------------------------------------------------------------------------------------------------------------------------------
2.02.01         Loans                                            0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.02.02         Debentures                                       0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.02.03         Provision                                        0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.02.04         Related companies                           74,810                      77,797             106,789
------------------------------------------------------------------------------------------------------------------------------------
2.02.05         Other                                        4,396                       2,702                 497
------------------------------------------------------------------------------------------------------------------------------------
2.02.05.01      Other taxes and contributions                4,396                       2,702                 497
------------------------------------------------------------------------------------------------------------------------------------
2.03            Deferred income                                  0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.05            Stockholders' equity                       799,893                     897,704             819,558
------------------------------------------------------------------------------------------------------------------------------------
2.05.01         Capital                                    433,857                     433,857             433,857
------------------------------------------------------------------------------------------------------------------------------------
2.05.02         Capital reserves                                 0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03         Revaluation reserve                         25,862                      29,111              53,456
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.01      Own assets                                       0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.02      Subsidiary/affiliated companies             25,862                      29,111              53,456
------------------------------------------------------------------------------------------------------------------------------------
2.05.04         Revenue reserves                           340,174                     314,804             224,919
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.01      Legal                                       17,431                      10,821               4,396
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.02      Statutory                                        0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.03      For contingencies                                0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.04      Unrealized profits                               0                     303,983             220,523
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.05      Retention of profits                       322,743                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.06      Special for undistributed dividends              0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07      Other                                            0                           0                   0
------------------------------------------------------------------------------------------------------------------------------------
2.05.05         Retained earnings                                0                     119,932             107,326
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE            2 - COMPANY NAME                                        3 - General  Taxpayers'  Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5                 ULTRAPAR PARTICIPACOES S.A.                              33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

03.01 - STATEMENT OF INCOME  (R$ thousands)
 -----------------------------------------------------------------------------------------------------------------------------------
 1 - CODE   2 - DESCRIPTION                         3 - 01/01/2001 to           4 - 01/01/2000 to           5 - 01/01/1999 to
                                                           12/31/2001                  12/31/2000                  12/31/1999
 -----------------------------------------------------------------------------------------------------------------------------------
 3.01       Gross sales and services                                0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.02       Deductions                                              0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.03       Net sales and services                                  0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.04       Cost of sales and services                              0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.05       Gross profit                                            0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.06       Operating income/expenses                         131,586                     140,944                      85,146
 -----------------------------------------------------------------------------------------------------------------------------------
 3.06.01    Selling                                                 0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.06.02    General and administrative                          (774)                        (164)                       (121)
 -----------------------------------------------------------------------------------------------------------------------------------
 3.06.03    Financial                                          29,900                      51,189                       7,474
 -----------------------------------------------------------------------------------------------------------------------------------
 3.06.03.01 Financial income                                   32,745                      54,165                      13,974
 -----------------------------------------------------------------------------------------------------------------------------------
 3.06.03.02 Financial expenses                                (2,845)                      (2,976)                     (6,500)
 -----------------------------------------------------------------------------------------------------------------------------------
 3.06.04    Other operating income                                 34                          34                         355
 -----------------------------------------------------------------------------------------------------------------------------------
 3.06.05    Other operating expenses                                0                           0                    (15,817)
 -----------------------------------------------------------------------------------------------------------------------------------
 3.06.06    Equity in the earnings of subsidiary              102,426                      89,885                      93,255
            associated Companies
 -----------------------------------------------------------------------------------------------------------------------------------
 3.07       Operating profit                                  131,586                     140,944                      85,146
 -----------------------------------------------------------------------------------------------------------------------------------
 3.08       Non-operating results                                   0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.08.01    Revenue                                                 0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.08.02    Expenses                                                0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.09       Income before taxation and profit
            sharing                                           131,586                     140,944                      85,146
 -----------------------------------------------------------------------------------------------------------------------------------
 3.10       Provision for income tax and social
            contribution                                            0                     (9,484)                          24
 -----------------------------------------------------------------------------------------------------------------------------------
 3.11       Deferred income tax                                   615                     (2,963)                       2,752
 -----------------------------------------------------------------------------------------------------------------------------------
 3.12       Statutory profit sharing and
            contribution                                            0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.12.01    Profit sharing                                          0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.12.02    Contribution                                            0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.13       Reversal of interest on own capital                     0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------
 3.15       Net income for the period                         132,201                     128,497                      87,922
 -----------------------------------------------------------------------------------------------------------------------------------
            Number of shares, excluding treasury
            (in thousands)                                 53,000,000                  53,000,000                  53,000,000
 -----------------------------------------------------------------------------------------------------------------------------------
            Net income per share                              0.00249                     0.00242                     0.00166
 -----------------------------------------------------------------------------------------------------------------------------------
            Loss per share                                          0                           0                           0
 -----------------------------------------------------------------------------------------------------------------------------------





FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION - (R$ thousands)
------------------------------------------------------------------------------------------------------------------------------------
 1 - CODE      2 - DESCRIPTION                          3 - 01/01/2001    4 - 01/01/2000 to     5 - 01/01/1999     4 - 01/01/1999
                                                                    to           12/31/2000                 to                 to
                                                            12/31/2001                             12/31/1999         12/31/1999
------------------------------------------------------------------------------------------------------------------------------------
 4.01          Financial resourses were provided by             52,451               53,840            393,094            393,094
------------------------------------------------------------------------------------------------------------------------------------
 4.01.01       Operations                                       30,851               43,752            (7,565)            (7,565)
------------------------------------------------------------------------------------------------------------------------------------
 4.01.01.01    Net income for the year                         132,201              128,497             87,922             87,922
------------------------------------------------------------------------------------------------------------------------------------
 4.01.01.02    Expenses (income) not affecting
               working capital                                (101,350)             (84,745)           (95,487)           (95,487)
------------------------------------------------------------------------------------------------------------------------------------
 4.01.01.02.01 Equity in the results of
               subsidiary companies                           (102,426)             (89,885)           (93,255)           (93,255)
------------------------------------------------------------------------------------------------------------------------------------
 4.01.01.02.02 Long-term interest and
               monetary variations                                 499                  189                 32                 32
------------------------------------------------------------------------------------------------------------------------------------
 4.01.01.02.03 Deferred income tax and social
               contribution                                       (615)                2,963            (2,752)            (2,752)
------------------------------------------------------------------------------------------------------------------------------------
 4.01.01.02.04 Amortization of goodwill and
               negative  goodwill on
               investments                                          (4)                  (4)                (4)                (4)
------------------------------------------------------------------------------------------------------------------------------------
 4.01.01.02.05 Provision for long-term taxes                     1,196               1,977                492                492
------------------------------------------------------------------------------------------------------------------------------------
 4.01.01.02.06 Reidual value of disposed
               permanent assets                                      0                   15                  0                  0
------------------------------------------------------------------------------------------------------------------------------------
 4.01.02       Shareholders                                          0                    0            330,615            330,615
------------------------------------------------------------------------------------------------------------------------------------
 4.01.02.01    Payment of capital                                    0                    0            330,615            330,615
------------------------------------------------------------------------------------------------------------------------------------
 4.01.03       Other parties                                    21,600               10,088             70,044             70,044
------------------------------------------------------------------------------------------------------------------------------------
 4.01.03.01    Increase in long-term liabilities                     0                    0             33,866             33,866
------------------------------------------------------------------------------------------------------------------------------------
 4.01.03.02    Decrease in long-term receivables                     0                    0             31,723             31,723
------------------------------------------------------------------------------------------------------------------------------------
 4.01.03.03    Dividends receivables                            21,600               10,088              4,455              4,455
------------------------------------------------------------------------------------------------------------------------------------
 4.02          Short-term investments                          299,049               93,136             45,690             45,690
------------------------------------------------------------------------------------------------------------------------------------
 4.02.01       Proposed dividends and
               interest on own capital                         229,593               31,106             45,673             45,673
------------------------------------------------------------------------------------------------------------------------------------
 4.02.02       Transfer from long-term to
               current liabilities                                   0               28,954                  0                  0
------------------------------------------------------------------------------------------------------------------------------------
 4.02.03       Increase in long-term receivables                52,739               33,076                  0                  0
------------------------------------------------------------------------------------------------------------------------------------
 4.02.04       Investments                                      13,730                    0                 17                 17
------------------------------------------------------------------------------------------------------------------------------------
 4.02.05       Decrease in long-term liabilities                 2,987                    0                  0
------------------------------------------------------------------------------------------------------------------------------------
 4.03          Increase/decrease in working capital           (246,598)             (39,296)            347,404            347,404
------------------------------------------------------------------------------------------------------------------------------------
 4.04          Variance in current assets                     (239,136)             (39,356)            355,160            355,160
------------------------------------------------------------------------------------------------------------------------------------
 4.04.01       Current assets at the beginning                 317,340              356,696              1,536              1,536
------------------------------------------------------------------------------------------------------------------------------------
 4.04.02       Current assets at the end of the year            78,204              317,340            356,696            356,696
------------------------------------------------------------------------------------------------------------------------------------
 4.05          Variance in current liability                     7,462                 (60)              7,756              7,756
------------------------------------------------------------------------------------------------------------------------------------
 4.05.01       Current liabilities at the
               beginning of the year                            14,808               14,868              7,112              7,112
------------------------------------------------------------------------------------------------------------------------------------
 4.05.02       Current liabilities at the end of the year       22,270               14,808             14,868             14,868
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

05.01 - STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AT JANUARY 1, 2001 TO DECEMBER 31, 2001 (R$ thousands)

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION
                                                        4 - Capital   5 - Revaluation   6 - Revenue  7 - Retained  8 - Stockholder's
                                           3- Capital      reserves       reserve          reserves      earnings       equity
------------------------------------------------------------------------------------------------------------------------------------
5.01        Beginning balance                 433,857           0              29,111       314,804       119,932      897,704
------------------------------------------------------------------------------------------------------------------------------------
5.02        Prior year adjustment                   0           0                   0       (58,788)       41,195      (17,593)
------------------------------------------------------------------------------------------------------------------------------------
5.02.01     Complementary dividends                 0           0                   0       (58,788)       41,195      (17,593)
------------------------------------------------------------------------------------------------------------------------------------
5.03        Increase/decrease of capital            0           0                   0             0             0            0
------------------------------------------------------------------------------------------------------------------------------------
5.04        Reserves realization                    0           0              (3,249)     (245,195)      248,025         (419)
------------------------------------------------------------------------------------------------------------------------------------
5.04.01     Realization of revaluation
              reserve                               0           0              (3,414)            0        (3,425)         (89)
------------------------------------------------------------------------------------------------------------------------------------
            Social contribution and income
              tax on realization of the
5.04.02       revaluation reserve                   0           0                 165             0          (495)        (330)
------------------------------------------------------------------------------------------------------------------------------------
            Realization  of unrealized
5.04.03       profits reserve                       0           0                   0      (245,195)      245,195            0
------------------------------------------------------------------------------------------------------------------------------------
5.05        Treatury stocks                         0           0                   0             0             0            0
------------------------------------------------------------------------------------------------------------------------------------
5.06        Profit/loss of the year                 0           0                   0             0       132,201      132,201
------------------------------------------------------------------------------------------------------------------------------------
5.07        Destinations                            0           0                   0       329,353      (541,353)    (212,000)
------------------------------------------------------------------------------------------------------------------------------------
5.07.01     Legal reserve                           0           0                   0         6,610        (6,610)            0
------------------------------------------------------------------------------------------------------------------------------------
5.07.02     Dividends for the year                  0           0                   0             0      (181,000)    (181,000)
------------------------------------------------------------------------------------------------------------------------------------
5.07.03     Interest on own capital                 0           0                   0             0       (31,000)     (31,000)
------------------------------------------------------------------------------------------------------------------------------------
5.07.04     Retention of profits reserve            0           0                   0       322,743      (322,743)           0
------------------------------------------------------------------------------------------------------------------------------------
5.08        Other                                   0           0                   0             0             0            0
------------------------------------------------------------------------------------------------------------------------------------
5.09        Final balance                     433,857           0              25,862       340,174             0      799,893
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------
05.02 - STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AT JANUARY 1, 2000 TO DECEMBER 31, 2000 (R$ thousands )

------------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION
                                                        4 - Capital   5 - Revaluation   6 - Revenue  7 - Retained  8 - Stockholder's
                                           3- Capital      reserves       reserve          reserves      earnings       equity
------------------------------------------------------------------------------------------------------------------------------------
5.01        Beginning balance                 433,857           0           53,456          224,919       107,326       819,558
------------------------------------------------------------------------------------------------------------------------------------
5.02        Prior year adjustment                   0           0                0                0             0             0
------------------------------------------------------------------------------------------------------------------------------------
5.03        Increase/decrease of capital            0           0                0                0             0             0
------------------------------------------------------------------------------------------------------------------------------------
5.04        Reserves realization                    0           0          (24,345)               0         5,100       (19,245)
------------------------------------------------------------------------------------------------------------------------------------
5.04.01     Realization of revaluation reserve      0           0           (6,190)               0         6,190             0
------------------------------------------------------------------------------------------------------------------------------------
            Social contribution and income
              tax on realization of the
5.04.02       revaluation reserve                   0           0              825                0        (1,090)         (265)
------------------------------------------------------------------------------------------------------------------------------------
            Partial reversal of revaluation
5.04.03       reserve                               0           0          (18,980)               0             0       (18,980)
------------------------------------------------------------------------------------------------------------------------------------
5.05        Treatury stocks                         0           0                0                0             0             0
------------------------------------------------------------------------------------------------------------------------------------
5.06        Profit/loss of the year                 0           0                0                0       128,497       128,497
------------------------------------------------------------------------------------------------------------------------------------
5.07        Destinations                            0           0                0           89,885      (120,991)      (31,106)
------------------------------------------------------------------------------------------------------------------------------------
5.07.01     Legal reserve                           0           0                0            6,425        (6,425)            0
------------------------------------------------------------------------------------------------------------------------------------
5.07.02     Unrealized profits reserve              0           0                0           83,460       (83,460)            0
------------------------------------------------------------------------------------------------------------------------------------
5.07.03     Interim dividends                       0           0                0                0       (16,456)      (16,456)
------------------------------------------------------------------------------------------------------------------------------------
5.07.04     Interest on own capital                 0           0                0                0       (14,650)      (14,650)
------------------------------------------------------------------------------------------------------------------------------------
5.08        Other                                   0           0                0                0             0             0
------------------------------------------------------------------------------------------------------------------------------------
5.09        Final balance                     433,857           0           29,111          314,804       119,932       897,704
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

05.03 - STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY AT JANUARY 1, 1999 TO DECEMBER 31, 1999 (R$ thousands)
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE    2 - DESCRIPTION
                                                        4 - Capital   5 - Revaluation   6 - Revenue  7 - Retained  8 - Stockholder's
                                           3- Capital      reserves       reserve          reserves      earnings       equity
------------------------------------------------------------------------------------------------------------------------------------
5.01        Beginning balance                 101,018           0         91,189            162,221       119,637       474,065
------------------------------------------------------------------------------------------------------------------------------------
5.02        Prior year adjustment                   0           0              0                  0             0             0
------------------------------------------------------------------------------------------------------------------------------------
5.03        Increase/decrease of capital      332,839           0              0             (2,224)            0       330,615
------------------------------------------------------------------------------------------------------------------------------------
5.03.01     Capital increase with reserves      2,224           0              0             (2,224)            0             0
------------------------------------------------------------------------------------------------------------------------------------
5.03.02     Capital increase in kind          330,615           0              0                  0             0       330,615
------------------------------------------------------------------------------------------------------------------------------------
5.04        Reserves realization                    0           0        (37,733)            (4,455)       12,112       (30,076)
------------------------------------------------------------------------------------------------------------------------------------
5.04.01     Realization of revaluation reserve      0           0        (38,255)                 0         9,523       (28,732)
------------------------------------------------------------------------------------------------------------------------------------
            Social contribution and income
              tax on realization of the
5.04.02       revaluation reserve                   0           0            522                  0        (1,866)       (1,344)
-------------------------------------------------------------------------------------------------------------------------------
            Realization  of unrealized profits
5.04.03       reserve                               0           0              0             (4,455)        4,455             0
-------------------------------------------------------------------------------------------------------------------------------
5.05        Treatury stocks                         0           0              0                  0             0             0
-------------------------------------------------------------------------------------------------------------------------------
5.06        Profit/loss of the year                 0           0              0                  0        87,922        87,922
-------------------------------------------------------------------------------------------------------------------------------
5.07        Destinations                            0           0              0             69,377       (92,377)      (23,000)
-------------------------------------------------------------------------------------------------------------------------------
5.07.01     Legal reserve                                       0              0              4,396        (4,396)            0
-------------------------------------------------------------------------------------------------------------------------------
5.07.02     Unrealized profits reserve              0           0              0             64,981       (64,981)            0
-------------------------------------------------------------------------------------------------------------------------------
5.07.03     Interim dividends                       0           0              0                  0      (10,000)       (10,000)
-------------------------------------------------------------------------------------------------------------------------------
5.07.04     Proposed complementary dividends        0           0              0                  0      (13,000)       (13,000)
-------------------------------------------------------------------------------------------------------------------------------
5.08        Other                                   0           0              0                  0      (19,968)       (19,968)
-------------------------------------------------------------------------------------------------------------------------------
            Deferred social contribution and
5.08.01       income tax                            0           0              0                  0         2,705         2,705
-------------------------------------------------------------------------------------------------------------------------------
            Dividends distributed as payment in
5.08.02       kind                                  0           0              0                  0       (22,673)      (22,673)
-------------------------------------------------------------------------------------------------------------------------------
5.09        Final balance                     433,857           0         53,456            224,919       107,326       819,558
-------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

01.01 - IDENTIFICATION
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (R$ thousands)
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE       2 - DESCRIPTION                       3 - 12/31/2001             4 - 12/31/2000             5 - 12/31/1999
------------------------------------------------------------------------------------------------------------------------------------
1              Total assets                               1,951,922                  2,014,526                  1,922,554
------------------------------------------------------------------------------------------------------------------------------------
1.01           Current assets                             1,045,186                  1,190,836                  1,112,906
------------------------------------------------------------------------------------------------------------------------------------
1.01.01        Cash and cash equivalents                    655,957                    862,271                    856,567
------------------------------------------------------------------------------------------------------------------------------------
1.01.01.01     Cash and banks                                35,621                     33,127                     15,728
------------------------------------------------------------------------------------------------------------------------------------
1.01.01.02     Financial investments                        620,336                    829,144                    840,839
------------------------------------------------------------------------------------------------------------------------------------
1.01.02        Receivables                                  291,401                    240,045                    176,229
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.01     Trade accounts receivable                    149,272                    139,200                    118,969
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.02     Taxes recoverable                            121,198                     82,201                     42,844
------------------------------------------------------------------------------------------------------------------------------------
1.01.02.03     Other receivables                             20,931                     18,644                     14,416
------------------------------------------------------------------------------------------------------------------------------------
1.01.03        Inventories                                   94,467                     86,455                     79,154
------------------------------------------------------------------------------------------------------------------------------------
1.01.04        Other                                          3,361                      2,065                        956
------------------------------------------------------------------------------------------------------------------------------------
1.02           Long-term receivables                         41,969                     35,759                     34,001
------------------------------------------------------------------------------------------------------------------------------------
1.02.01        Accounts receivable                                0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
1.02.02        Related companies                              1,680                      1,460                      1,547
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.01     Affiliates                                     1,680                      1,460                      1,547
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.02     Subsidiary companies                               0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
1.02.02.03     Other companies                                    0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
1.02.03        Other                                         40,289                     34,299                     32,454
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.01     Deferred income tax                           27,282                     22,965                     18,474
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.02     Judicial deposits                              6,666                      6,780                      9,710
------------------------------------------------------------------------------------------------------------------------------------
1.02.03.03     Other receivables                              6,341                      4,554                      4,270
------------------------------------------------------------------------------------------------------------------------------------
1.03           Permanent assets                             864,767                    787,931                    775,647
------------------------------------------------------------------------------------------------------------------------------------
1.03.01        Investments                                   88,813                     87,770                    78,197
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.01     Affiliates                                    63,033                     61,085                     49,831
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.02     Subsidiary companies                               0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
1.03.01.03     Other investments and interest                25,780                     26,685                     28,366
------------------------------------------------------------------------------------------------------------------------------------
1.03.02        Property, plant and equipment                707,869                    655,949                    665,646
------------------------------------------------------------------------------------------------------------------------------------
1.03.03        Deferred charges                              68,085                     44,212                     31,804
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS' EQUITY (R$ thousands)
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                        3 - 12/31/2001             4 - 12/31/2000             5 - 12/31/1999
------------------------------------------------------------------------------------------------------------------------------------
2             Total liabilities and stockholders'
                equity                                    1,951,922                  2,014,526                  1,922,554
------------------------------------------------------------------------------------------------------------------------------------
2.01          Current liabilities                           323,918                    321,608                    356,279
------------------------------------------------------------------------------------------------------------------------------------
2.01.01       Loans                                         124,525                    134,064                    190,121
------------------------------------------------------------------------------------------------------------------------------------
2.01.02       Debentures                                          0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.01.03       Suppliers                                      88,446                     86,843                     73,039
------------------------------------------------------------------------------------------------------------------------------------
2.01.04       Taxes and contributions                         5,767                      8,605                      7,167
------------------------------------------------------------------------------------------------------------------------------------
2.01.05       Dividends                                      33,554                     27,091                     25,463
------------------------------------------------------------------------------------------------------------------------------------
2.01.06       Provisions                                     52,231                     49,258                     47,726
------------------------------------------------------------------------------------------------------------------------------------
2.01.06.01    Income tax and social contribution              2,053                      4,569                      9,501
------------------------------------------------------------------------------------------------------------------------------------
2.01.06.02    Salaries and social security charges           50,178                     44,689                     38,225
------------------------------------------------------------------------------------------------------------------------------------
2.01.07       Payables to related companies                       0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.01.08       Other                                          19,395                     15,747                     12,763
------------------------------------------------------------------------------------------------------------------------------------
2.02          Long-term liabilities                         388,359                    383,969                    352,327
------------------------------------------------------------------------------------------------------------------------------------
2.02.01       Loans                                         290,166                    291,777                    279,139
------------------------------------------------------------------------------------------------------------------------------------
2.02.02       Debentures                                          0                         0                           0
------------------------------------------------------------------------------------------------------------------------------------
2.02.03       Provisions                                     86,351                     76,945                     56,725
------------------------------------------------------------------------------------------------------------------------------------
2.02.03.01    Income tax and social contribution             23,973                     23,497                     35,215
------------------------------------------------------------------------------------------------------------------------------------
2.02.03.02    Other deffered taxes                           62,378                     53,448                     21,510
------------------------------------------------------------------------------------------------------------------------------------
2.02.04       Related parties                                11,036                     11,595                     12,765
------------------------------------------------------------------------------------------------------------------------------------
2.02.05       Other                                             806                      3,652                      3,698
------------------------------------------------------------------------------------------------------------------------------------
2.03          Deferred income                                     0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.04          Minority interest                             439,752                    411,245                    394,390
------------------------------------------------------------------------------------------------------------------------------------
2.05          Stockholders' equity                          799,893                    897,704                    819,558
------------------------------------------------------------------------------------------------------------------------------------
2.05.01       Capital                                       433,857                    433,857                    433,857
------------------------------------------------------------------------------------------------------------------------------------
2.05.02       Capital reserves                                    0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03       Revaluation reserve                            25,862                     29,111                     53,456
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.01    Own assets                                          0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.05.03.02    Subsidiary/ affiliated companies               25,862                     29,111                     53,456
------------------------------------------------------------------------------------------------------------------------------------
2.05.04       Revenue reserves                              340,174                    314,804                    224,919
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.01    Legal                                          17,431                     10,821                      4,396
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.02    Statutory                                           0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.03    For contingencies                                   0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.04    Unrealized profits                                  0                    303,983                    220,523
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.05    Retention of profits                          322,743                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.06    Special for undistributed dividends                 0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.05.04.07    Others                                              0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
2.05.05       Retained earnings                                   0                    119,932                   107,326
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

07.01 - CONSOLIDATED STATEMENT OF INCOME  (R$ thousands)
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                        3 - 01/01/2001             4 - 01/01/2000             5 - 01/01/1999
                                                      to 12/31/2001              to 12/31/2000              to 12/31/1999
------------------------------------------------------------------------------------------------------------------------------------
3.01          Gross sales and services                    2,862,551                  2,301,172                  1,926,972
------------------------------------------------------------------------------------------------------------------------------------
3.02          Deductions                                   (577,832)                  (423,169)                  (332,386)
------------------------------------------------------------------------------------------------------------------------------------
3.03          Net sales and services                      2,284,719                  1,878,003                  1,594,586
------------------------------------------------------------------------------------------------------------------------------------
3.04          Cost of sales and services                 (1,698,324)                (1,399,634)                (1,106,686)
------------------------------------------------------------------------------------------------------------------------------------
3.05          Gross profit                                  586,395                    478,369                    487,900
------------------------------------------------------------------------------------------------------------------------------------
3.06          Operating income/ expenses                   (288,024)                  (157,283)                  (232,937)
------------------------------------------------------------------------------------------------------------------------------------
3.06.01       Selling                                      (120,023)                   (95,802)                   (85,300)
------------------------------------------------------------------------------------------------------------------------------------
3.06.02       General and administrative                   (175,947)                  (145,560)                  (127,494)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03       Financial                                     (31,112)                     43,402                   (34,367)
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.01    Financial income                               120,718                    139,961                    172,596
------------------------------------------------------------------------------------------------------------------------------------
3.06.03.02    Financial expenses                           (151,830)                   (96,559)                  (206,963)
------------------------------------------------------------------------------------------------------------------------------------
3.06.04       Other operating income                          10,170                     1,346                      3,835
------------------------------------------------------------------------------------------------------------------------------------
3.06.05       Other operating expenses                            0                          0                   (15,817)
------------------------------------------------------------------------------------------------------------------------------------
3.06.06       Equity in  the earnings  of subsidiary
              and associated companies                       28,888                     39,331                     26,206
------------------------------------------------------------------------------------------------------------------------------------
3.07          Operating profit                              298,371                    321,086                    254,963
------------------------------------------------------------------------------------------------------------------------------------
3.08          Non-operating results                         (16,987)                   (16,527)                    (2,518)
------------------------------------------------------------------------------------------------------------------------------------
3.08.01       Revenue                                             0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
3.08.02       Expenses                                      (16,987)                   (16,527)                    (2,518)
------------------------------------------------------------------------------------------------------------------------------------
3.09          Income before taxation and profit sharing     281,384                    304,559                    252,445
------------------------------------------------------------------------------------------------------------------------------------
3.10          Provision for income tax and social
              contribution                                  (58,377)                   (81,705)                   (67,258)
------------------------------------------------------------------------------------------------------------------------------------
3.11          Deferred income tax                             3,903                      4,678                    (2,788)
------------------------------------------------------------------------------------------------------------------------------------
3.12          Statutory profit sharing and contribution     (21,763)                   (24,860)                   (20,808)
------------------------------------------------------------------------------------------------------------------------------------
3.12.01       Profit sharing                                (21,763)                   (24,860)                   (20,808)
------------------------------------------------------------------------------------------------------------------------------------
3.12.01.01    Workers participation                         (21,763)                   (24,860)                   (20,808)
------------------------------------------------------------------------------------------------------------------------------------
3.12.02       Contribution                                        0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
3.13          Reverse of interest on own capital                  0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
3.14          Minority interest                             (72,946)                   (74,175)                   (73,669)
------------------------------------------------------------------------------------------------------------------------------------
3.15          Net income for  the period                    132,201                    128,497                     87,922
------------------------------------------------------------------------------------------------------------------------------------
              Number of shares, excluding treasury (in
              thousands)                                 53,000,000                 53,000,000                 53,000,000
------------------------------------------------------------------------------------------------------------------------------------
              Net income per share                          0.00249                    0.00242                    0.00166
------------------------------------------------------------------------------------------------------------------------------------
              Loss per share                                      0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                                     Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                                          December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER
------------------------------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
------------------------------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
------------------------------------------------------------------------------------------------------------------------------------

08.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION CONSOLIDATED (R$ thousands)
------------------------------------------------------------------------------------------------------------------------------------
1 - CODE      2 - DESCRIPTION                        3 - 01/01/2001             4 - 01/01/2000             5 - 01/01/1999
                                                      to 12/31/2001              to 12/31/2000              to 12/31/1999
------------------------------------------------------------------------------------------------------------------------------------
4.01          Financial resources were provided by          418,674                    422,808                    744,841
------------------------------------------------------------------------------------------------------------------------------------
4.01.01       Operations                                    364,000                    354,527                    356,058
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.01    Net income for the year                       132,201                    128,497                     87,922
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02    Expenses (income) not  affecting
                working capital                             231,799                    226,030                    268,136
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.01 Equity in results of subsidiary
              companies                                     (28,888)                   (39,331)                   (26,206)
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.02 Depreciation and amortization                 102,406                     90,796                     78,873
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.03 Non-operating result                                0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.04 Long-term interest and monetary variations     34,514                     22,627                     62,763
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.05 Tax incentives                                 26,961                     29,599                     29,460
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.06 Deferred income tax and social contribution    (3,903)                    (4,678)                     2,788
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.07 Minority interests                             72,946                     74,175                     73,669
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.08 Residual value of permanent assets
              disposed of                                    31,200                     29,426                     33,200
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.09 Amortization of goodwill and negative
                goodwill on  investments                     (8,697)                       225                        428
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.10 Reversal of probable losses on
                permanent assets                             (5,343)                    (5,205)                     5,500
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.11 Negative goodwill on investment                     0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.12 Loss (Gain) in the percentage holding
                variation                                         0                      2,942                     (4,343)
------------------------------------------------------------------------------------------------------------------------------------
4.01.01.02.13 Other long-term taxes and contributions        10,603                     25,454                     12,004
------------------------------------------------------------------------------------------------------------------------------------
4.01.02       Shareholders                                        0                          0                    330,615
------------------------------------------------------------------------------------------------------------------------------------
4.01.02.01    Payment of capital                                  0                          0                    330,615
------------------------------------------------------------------------------------------------------------------------------------
4.01.03       Other parties                                  54,674                     68,281                     58,168
------------------------------------------------------------------------------------------------------------------------------------
4.01.03.01    Increase in long-term liabilities                   0                        884                          0
------------------------------------------------------------------------------------------------------------------------------------
4.01.03.02    Dividends received                              1,275                          0                      2,170
------------------------------------------------------------------------------------------------------------------------------------
4.01.03.03    Long-term financings                           52,928                     64,537                     53,613
------------------------------------------------------------------------------------------------------------------------------------
4.01.03.04    Decrease in long-term receivables                 471                      2,860                      2,385
------------------------------------------------------------------------------------------------------------------------------------
4.02          Short-term investments                        566,634                    310,207                    246,780
------------------------------------------------------------------------------------------------------------------------------------
4.02.01       Investments                                        17                        774                         85
------------------------------------------------------------------------------------------------------------------------------------
4.02.02       Property, plant and equipment                 145,687                    149,004                     72,723
------------------------------------------------------------------------------------------------------------------------------------
4.02.03       Deferred charges                               57,357                     32,580                     21,668
-----------------------------------------------------------------------------------------------------------------------------------
4.02.04       Dividends and interest on own capital         250,766                     54,328                     65,002
------------------------------------------------------------------------------------------------------------------------------------
4.02.05       Transfer from long-term to current
                liabilities                                  86,745                     71,289                     81,969
------------------------------------------------------------------------------------------------------------------------------------
4.02.06       Increase in long-term receivable                    0                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
4.02.07       Decrease in minority interest                  13,809                      1,541                      3,203
------------------------------------------------------------------------------------------------------------------------------------
4.02.08       Social contr./income tax on realization of        716                        691                      2,130
              revaluation reserve
------------------------------------------------------------------------------------------------------------------------------------
4.02.09       Decrease in long-term                          11,357                          0                          0
------------------------------------------------------------------------------------------------------------------------------------
4.03          Increase/decrease in working capital         (147,960)                   112,601                    498,061
------------------------------------------------------------------------------------------------------------------------------------
4.04          Current assets variance                      (145,650)                    77,930                    580,507
------------------------------------------------------------------------------------------------------------------------------------
4.04.01       Current assets at the beginning of the
                year                                      1,190,836                  1,112,906                    532,399
------------------------------------------------------------------------------------------------------------------------------------
4.04.02       Current assets of the end of the year       1,045,186                  1,190,836                  1,112,906
------------------------------------------------------------------------------------------------------------------------------------
4.05          Variance in current liability                   2,310                    (34,671)                    82,446
------------------------------------------------------------------------------------------------------------------------------------
4.05.01       Current liabilities at the beginning of
                the year                                    321,608                    356,279                    273,833
------------------------------------------------------------------------------------------------------------------------------------
4.05.02       Current liabilities at the end of the year    323,918                    321,608                    356,279
------------------------------------------------------------------------------------------------------------------------------------

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

09.01- REPORT OF INDEPENDENT ACCOUNTANTS

-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


Report of Independent Accountants


January 31, 2002

To the Management and Stockholders
Ultrapar Participacoes S.A.


1 We have audited the accompanying balance sheets of Ultrapar Participacoes S.A. and the consolidated balance sheets of Ultrapar Participacoes S.A. and subsidiary companies at December 31, 2001 and 2000 and the related statements of income, of changes in stockholders' equity and of changes in financial position of Ultrapar Participacoes S.A., as well as the related consolidated statements of income and of changes in financial position for the years then ended. These financial statements are the responsibility of the company management. Our responsibility is to express an opinion on these financial statements. The audits of the consolidated financial statements of subsidiary company Ultraquimica Participacoes S.A., which were used as the basis for recording this investment on the equity basis of accounting by Ultrapar Participacoes S.A. and for the consolidation of the financial statements of Ultrapar Participacoes S.A. and subsidiary companies at December 31, 2001 and 2000, were conducted by other independent accountants and reflect net equity of R$ 454,678 thousand (2000 - R$ 384,399 thousand) and net income of R$ 70,290 thousand (2000 - R$ 53,427 thousand). Our opinion, insofar as it relates to the amounts included for these companies, is based exclusively on the report of these other independent accountants.

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

09.01- REPORT OF INDEPENDENT ACCOUNTANTS

-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audits to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits, taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the companies, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 Based on our audits and on the reports of the other independent accountants, in our opinion, the financial statements referred to in the first paragraph fairly present, in all material respects, the financial position of Ultrapar Participacoes S.A. and the consolidated financial position of Ultrapar Participacoes S.A. and subsidiary companies at December 31, 2001 and 2000 and the results of operations, the changes in stockholders' equity and the changes in financial position of Ultrapar Participacoes S.A., as well as the consolidated results of operations and the changes in financial position of Ultrapar Participacoes S.A. and subsidiary companies for the years then ended, in conformity with accounting principles determined by Brazilian corporate legislation.


PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5


Paulo Cesar Estevao Netto
Partner
Contador CRC 1RJ026365/T-6 "T" SP 002331

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


09.01- REPORT OF INDEPENDENT ACCOUNTANTS

-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


MANAGEMENT'S REPORT

Dear Shareholders

As per regulations and company by-laws, the Management of ULTRAPAR PARTICIPACOES S.A. presents the following Management's Report, Balance Sheet and other Financial Statements for the fiscal year of 2001 to its shareholders. All data herein has been prepared according to corporate law and is accompanied by an independent accountant's report.

ECONOMIC ENVIRONMENT IN 2001
The year 2001 began with optimistic expectations for the Brazilian economy, brought about by great economic policy achievements in 2000, whereby the government implemented gradual reductions in interest rates, was successful in the inflation targeting agreements with the IMF, had a stronger commitment to fiscal reforms and improved the public accounts. However, these expectations underestimated the vulnerability of our trade balance. The year 2001 altered the expectations of continuing growth, and will be recalled as a year of high volatility in the world economy, with subsequent impact on the Brazilian economy. To 2001 we can add the electrical energy rationing, the deepening of the crisis in Argentina, slower international economic growth and finally the unexpected terrorist attack of September, 11. The magnitude of these events, some of them totally unforeseen, has had a significant impact on the productive activity in our country, resulting in interest rates increase, substantial exchange rate fluctuation and slower economic growth.

ULTRAPAR
(1)  Financial Performance
In this environment filled with uncertainties, Ultrapar continued its work philosophy and achieved solid results, reflected in the 22% growth in net revenue and EBITDA.

                                          Consolidated figures in R$ million
                                                2001      2000   Change
                                            --------  --------  -------
  Gross Revenue                              2,862.5   2,301.2      24%
  Net Revenue                                2,284.7   1,878.0      22%
  EBITDA (a)                                   372.5     304.3      22%
  Operating Income (b)                         278.8     213.5      31%
  Income before minority interest              205.1     202.7       1%
  Net Income                                   132.2     128.5       3%

     (a) Calculated as operating income before equity income, amortization of goodwill and negative goodwill on investments, net financial results, depreciation and amortization, net of employee profit sharing expenses.

     (b) Calculated as net of employee profit sharing expenses and before equity income and net financial result.

Ultragaz had a sales volume growth of 4.4% in 2001, while the overall Brazilian LPG market decreased 0.5%. Net revenue was R$1,381.1, an increase of 23% in relation to 2000. At Oxiteno, sales volume increased 4% compared to 2000, with a higher value added sales mix, generated by a greater portion of sales to the domestic market, resulting in an increase of 21% in net revenue, which was R$832.2 million in 2001. At Ultracargo, net revenue grew 12% in 2001, reaching R$ 105.3 million. A combination of successful investment strategies and activities focused on

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER

09.01- REPORT OF INDEPENDENT ACCOUNTANTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


pursuing and improving upon the three foundations of our corporate vision: giving priority to customer interests, continuously striving to maintain low costs and the ongoing development of our people - all of which contributed to achieving EBITDA growth of 22% at Ultrapar in 2001. This growth was divided equally between the businesses: at Ultragaz, EBITDA grew 16%, at Oxiteno 34% and at Ultracargo 9%. Net income was R$132.2 million in 2001, 3% higher then the R$ 128.5 million recorded in 2000, having been negatively impacted by the effect of currency devaluation on U.S. dollar-denominated liabilities. CAPEX at Ultrapar totaled R$203.1million in 2001, divided between the continuing expansion of the non-residential segment and the geographic expansion at Ultragaz, the capacity expansion projects at Oxiteno, the replacement of trucks and tanks at Ultracargo and the technological and operational maintenance of Grupo Ultra's Companies. Ultrapar ended the year 2001 with a total cash position of R$656.0 million, of which R$294.6 million were held in U.S. dollar indexed assets and foreign exchange hedge instruments. Total debt in December was R$414.7 million, and the liabilities in foreign currency, including Advances on Foreign Exchange Contracts (ACCs) was R$205.2 million. Ultrapar ended the year with a net cash position of R$241.3 million, and with 100% of its debt denominated in U.S. dollar hedged. Continuing the practices adopted by the Company, driven by the principles of an ongoing focus on shareholders' interests, Ultrapar distributed an extraordinary dividend of R$190.0 million in September 2001, equivalent to R$3.83 per 1,000 preferred shares and dividend yield of 21% on the date of the announcement. Total dividend distribution in the year 2001 was R$222.2 million, equivalent to R$4.49 per 1,000 preferred shares.

                                             Consolidated figures in R$ million.
                                                      2001            2000
                                                -----------     -----------

  Cash Flow from Operating Activities:               338.4           302.8
                                                ----------      ----------
  Net Income                                         132.2           128.5
  Minority Interest                                   72.9            74.2
  Depreciation and Amortization                      102.4            90.8
  Changes in working capital                         (56.0)          (55.0)
  Monetary variations (a)                             74.1            31.0
  Others (b)                                          12.8            33.3
  Cash Flow from Investing Activities:              (205.3)         (170.5)
                                                ----------      ----------
  Additions to PPE and deferred charges (c)         (203.0)         (176.1)
  Others(d)                                           (2.3)            5.6
  Cash Flow from Financing Activities:              (339.4)         (126.6)
                                                ----------      ----------
  Financing                                           54.4            66.9
  Amortization                                      (136.8)         (141.1)
  Dividends                                         (244.3)          (52.7)
  Others                                             (12.7)            0.3
  Net increase (decrease) in cash and
    marketable securities                           (206.3)            5.7
                                                ==========      ==========

(a) Does not include income from marketable securities. Comprised basically of interest and monetary variations on financing that are non-cash items.

(b)  Comprised mainly of accrued and deferred taxes.

(c)  Adjusted for long term PPE acquisitions.

(d) Comprised mainly of fixed assets sales revenue and equity interest acquisitions.

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


09.01- REPORT OF INDEPENDENT ACCOUNTANTS

-------------------------------------------------------------------------------------------------------------------
1 - CVM CODE       2 - COMPANY NAME                                  3 - General Taxpayers' Registration - CNPJ
-------------------------------------------------------------------------------------------------------------------
01846-5            ULTRAPAR PARTICIPACOES S.A.                       33.256.439/0001-39
-------------------------------------------------------------------------------------------------------------------


(2)  Corporate Governance and Social Responsibility
In every business of Grupo Ultra, we completed the adoption of the EVA (Economic Value Added) Project, which will contribute to a greater alignment between the executives and shareholder goals. Ultrapar began 2002 with every business units' budget and executive's bonus linked to the performance of EVA. During 2001 the Stock Options Plan for the Company's executives was approved. At a Board of Director's meeting on October 22, 2001, a share repurchase plan of three months was approved. This plan was extended for additional 90 days in January 2002.

Aiming to improve financial planning and offer a more dignified and stable future for its employees, Grupo Ultra extended a modern and flexible private pension plan to every one of its employees, totally compatible with the practices adopted in the pension plan environment in Brazil.

Ultrapar generated value totaled R$686.1 million in 2001, distributed as per the chart below:

[LINE CHART REPRESENTATION]

          Labor                    35%
          Government               25%
          Third Parties            20%
          Shareholders             16%
          Retained Earnings         4%

(3)  Capital Markets
The Brazilian capital markets did not escape from the turbulence in the worldwide and national economic environment. In this context, the Sao Paulo Stock Exchange - BOVESPA ended the year with a devaluation of 11%. Ultrapar's shares appreciated 24% considering the gain of capital added to the dividends paid. The total share volume traded on both Stock Exchanges was 11,852 million, representing a turnover of 79% of the free-float. The average financial volume was R$ 787 thousand per day.

(4)  Businesses
Liquefied Petroleum Gas (LPG) Distribution
Parent: Ultragaz Participacoes S.A., subsidiaries: Companhia Ultragaz S.A.; Bahiana Distribuidora de Gas Ltda. and Utingas Armazenadora S.A.. Brazil's second largest distributor of liquefied petroleum gas (LPG), Ultragaz reached a 19.3% share of the Brazilian market in 2001, a growth of approximately one percentage point compared to 2000. Sales volume totaled 1.345 million tons in 2001, representing an increase of 4.4% compared to the volume sold in 2000, while Brazilian LPG market consumption decreased 0.5% in 2001. In the beginning of the 90's the

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


09.01- REPORT OF INDEPENDENT ACCOUNTANTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


LPG sector deregulation process was initiated. During this process, geographic limitations and sales quotas for the distributors were lifted, and LPG usage was expanded to other applications besides cooking. In the middle of 2001, the remaining regions of the country where consumer prices were still subject to federal control were deregulated. The conclusion of this process came at the end of 2001, when the Contribuicao de Intervencao de Dominio Economico (CIDE) was approved to replace the Parcela de Preco Especifica (PPE), which resulted in tax equalization of domestic and imported products. As a consequence, the government officially opened the market to the importation of LPG, ceasing Petrobras' legal monopoly as the raw material supplier. Ultragaz divides its operations in two segments: the residential segment, served by 13 kg bottles, and the non-residential segment. Ultragaz' growth strategy in the residential segment has been through geographic expansion. In 2001 two new filling plants began operations: one in the state of Ceara and another one in Rio de Janeiro. In 2002 a new filling plant will be opened in the State of Minas Gerais. All together six new filling plants have been opened in the last four years, allowing Ultragaz to have presence throughout practically all of Brazil. With the deregulation of the sector and liberalization of LPG usage for new applications besides cooking, since 1994 the Company has been intensifying its focus on the non-residential segment, which serves basically the commercial and industrial establishments. In 1995, Ultragaz introduced to Brazil a system developed for commercial clients, whereby LPG is supplied directly from the trucks into large tanks installed at the clients' facilities. This supply technology has made LPG delivery much more practical and agile, avoiding the usage and handling of a sequence of cylinders. At Ultragaz this kind of supply is called UltraSystem. Nowadays UltraSystem serves mainly hotels, apartment buildings, bakeries, shopping centers, restaurants and laundries. Ultragaz has maintained a leading market share in this segment. Aware that the non-residential segment has great expansion potential, the Company has a team of employees that are responsible for studying the needs of each client and developing feasible solutions that use LPG as an energy source. In 1999 Ultragaz began Ultraclass, a project that aims to restructure the organization in terms of business processes, information technology and organizational structure. This project resulted in the implementation of the ERP - Enterprise Resource Planning, an integrated administration software that, from 2002 on, will manage and control all the operational aspects inside the organization, such as supply, sales, revenues, inventory and collection, allowing higher agility, reliability and control of these processes. The ERP software chosen by Ultragaz was Oracle. Ultragaz is the sole distributor of LPG in the South, Southeast, Middle East and Northeast regions to be certified with the ISO 9000 qualification and is preparing itself for the implementation of an Environment Managing Program in 2002. Ultragaz invests systematically in the implementation of Quality Managing Systems, in order to disseminate managing concepts to all employees, resulting in a continuous improvement in processes and consequently greater

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


09.01- REPORT OF INDEPENDENT ACCOUNTANTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


satisfaction of its clients. Net revenue in 2001 reached R$1,381.1 million and EBITDA was R$ 163.0 million, 23% and 16% higher, respectively, than the previous year. In the last three years Ultragaz has invested R$331.0 million in its operations, in the UltraSystem, in the construction of new filling plants, in the acquisition of new bottles and in the training of its employees.

Chemical and Petrochemical
Parent: Ultraquimica Participacoes S.A.; subsidiaries: Oxiteno S.A. Industria e Comercio and Oxiteno Nordeste S.A. Industria e Comercio. Oxiteno is the only producer of ethylene oxide and its derivatives in the Southern Cone. The Company began its operations in 1973 and currently has 4 industrial plants in the three Brazilian Petrochemical Complexes. The Brazilian chemical segment, according to preliminary data from Associacao Brasileira das Industrias Quimicas - ABIQUIM, invoiced US$ 38 billion in 2001, a decrease of 10% compared to 2000. The trade balance of the petrochemical segment was once again negative, with the difference between importation and exportation becoming larger, reaching US$ 7.2 billion. This disappointing trade balance is a consequence of insufficient investments, due to an economic environment and tax system inhospitable to industry growth. 2001 was a year of great change for Oxiteno, with changes that are setting the foundation for a stage of significant growth. The company underwent extensive restructuring in order to become more agile and modern, improving service for its most important customers. New talents were brought in to strengthen the company's management competence. In 2001 Oxiteno implemented the "Balanced Scorecard" to manage its corporate strategy. The program began with the planning of strategies and the definition of indicators that make the management of Oxiteno's goals possible. Two main complementary themes were identified: growth through the development of new products or markets, and operational excellency, which is aimed at the continuous search for improvement in quality, productivity, safety and environmental preservation. The "Value Creation Project" aims to increase the quality and the differentiation of our customer relationships. These projects are aligned with Grupo Ultra's business insight: placing priority on our client interest, the commitment to low costs and the growing qualification of its people. The Company invests about 2% of its annual revenue in initiatives targeting the increase of its technological capabilities, innovating in the development of products and applications. And it is with this spirit that Oxiteno has developed a solid system of Quality Management, based on the requirements of different standards or international programs, like ISO 9001, QS-9000 (automotive segment), ISO 14001, Responsible Care and Good Manufacturing Practices - GMP. In 2001 all the departments of Oxiteno were re-certified by the QS 9000 and ISO 9001 Standards. Oxiteno has been preparing itself to obtain the SA 8000 certificate, which establishes requirements for the Quality Management System targeted to Social Responsibility. This pioneering certification for a company in the chemical and petrochemical segment is expected to occur in the first quarter of 2002. The incessant commitment to Excellence in the areas of Quality, Health, Safety and Environment and learning promotion and continuous improvement, allow Oxiteno to establish and exceed equivalent goals compatible with international references. In 2001, R$ 42.9 million was invested, mainly in the industrial area, highlighting capacity expansion projects, new product lines and operational continuity. In 2001, Oxiteno's sales volume totaled 446 thousand tons, 4% higher than in 2000. In the domestic market Oxiteno sold 257 thousand tons, 7% greater than in 2000. In exports, Oxiteno shipped 189 thousand tons, slightly higher than in 2000. Net revenue in 2001 reached R$ 832.2 million and EBITDA was R$
176.8 million, 21% and 34% higher, respectively, than 2000.

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


09.01- REPORT OF INDEPENDENT ACCOUNTANTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


LOGISTICS AND SPECIAL PRODUCTS STORAGE
Parent: Ultracargo Participacoes Ltda., subsidiaries: Transultra S.A. Armazenamento e Transporte Especializado and Terminal Quimico de Aratu S.A. - Tequimar. Ultracargo is currently the sole company that provides integrated transport and liquid bulk storage services to the petrochemical segment. Through the facilities and assets of the subsidiaries Transultra e Tequimar, both leaders in transport and storage sectors respectively, Ultracargo developed a unique set of services, which generates greater value for its customers. This work philosophy of integrated operations has ensured Ultracargo's growth, despite the negative events in the Brazilian and world economies, and in 2001 represented 66% of Ultracargo's revenue. Ultracargo created and implemented the "Cost Audit Committee", aiming to guarantee the rational use of its resources, and widely monitor cost control among its different operations. An example of this is the improvement in the profile of effluents generated by its operations, that besides of demonstrating Ultracargo's concern in relation to the environment, contributed to a reduction in treatment costs, and the safekeeping of samples products evidence in its terminal eliminated the necessity of services that were hired with the inspector company. The focus on well-trained and motivated people is also a priority at Ultracargo. 2001 was highlighted by the intensification in training programs and by the consolidation of the projects that computerized operations. In both subsidiaries 86% of the employees have completed courses for integrated logistics, safety, defensive direction, leadership, managing by results, and others. Transultra is recognized as a leader in the segment with respect to the environment, with a significant participation in the monitoring of risk transport activity, aiming to always be a pioneer in the segment. In 2001, it was the first transport company to obtain the SASSMAQ certification, awarded by ABIQUIM to companies with procedures that guarantee safety in the operations, respect to the environment, and employees well-being, currently a differentiating factor among companies in the sector. Ultracargo has already had ISO9000 certification since 1996 and it is the signatory in ABIQUIM's Responsible Care Program. The implementation of the Integrated Transport System (SIT) was finalized this year, allowing a higher level of automation and control over highway transportation operations. The integration of all of Ultracargo's branches and plants through dedicated lines allowed for the centralization of data and the construction of a unique technological platform. These initiatives added to the implementation of management by EVA throughout Grupo Ultra, preparing Ultracargo's fixed costs for substantial economy of scale gains in its operational growth. Net revenue in 2001 reached R$105.3 million and EBITDA was R$28.3 million, 12% and 9% higher, respectively, than 2000.

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


09.01- REPORT OF INDEPENDENT ACCOUNTANTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


OUTLOOK
Not even the maintenance of the nominal interest rate at a high level was able to stop inflation (IPCA) in 2001. For 2002, the Central Bank inflation goal is 3.5%. The missing of the 2001 inflation goal and the presidential election in October 2002 will test the credibility of the inflation target system, in addition to the responsibility of adjusting the balance of payments, which complicates the decision to maintain inflation at a low level. This scenario leads us to expect modest growth for the Brazilian economy, similar to that of 2001. In 2002 Ultrapar will continue to look for growth opportunities in its main businesses. The LPG Brazilian market completed its deregulation process in January 2002, and from now on may go through a consolidation process, where the companies will look for feasible supply alternatives, and Ultragaz will look for opportunities in this context. The incessant search for excellence has enabled Oxiteno to obtain important results, distinguishing itself in the Brazilian and worldwide markets. The opening of importation of oil derivative products and the emerging demand from new ports and railway connection result in real growth opportunities at Ultracargo. The continuing improvement and performance of its production plants, the increasing value of its human resources, the relationship with its partners, and the intensive use of communication tools are the basis to overcome the adversities of local and international crises. In 2002, growth will be one of the main focuses of the Company, through the search for new opportunities, through the development of new products and markets or through the acquisition of companies. Finally, we would like to thank all those who have contributed to another year of great achievements.

                                                                     Management

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


1    Operations

     The company invests in commercial and industrial activities, and also subscribes for or purchases shares and quotas of other companies with similar activities.

     Through its subsidiaries, the company distributes liquefied petroleum gas
     (LPG) in Brazil, produces and sells chemical and petrochemical products, and transports and stores LPG and chemical products.

2    Significant Accounting Principles

     The accounting principles adopted to record transactions and prepare the financial statements are those prescribed by Brazilian corporate legislation and Brazilian Securities Commission (CVM) instructions.

(a)  Determination of net income

     Net income is determined on the accrual basis of accounting.

(b)  Current assets and long-term receivables

     Financial investments, which consist mostly of fixed income securities, are recorded at cost, plus accrued earnings (on a pro rata temporis basis). The recorded balances approximate their market value.

     The allowance for doubtful accounts is based on the estimated losses and is considered by management to be sufficient to cover eventual losses on the realization of the accounts receivable.

     Inventories are stated at the average cost of purchase or production, which is lower than the replacement cost or realizable value.

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


     The other assets and receivables are stated at the lower of cost or probable realizable values, including, when applicable, accrued earnings and monetary variations or net of provisions for eventual losses.

(c)  Permanent assets

     These assets are stated at cost plus monetary correction up to December 31, 1995, and in nominal amounts as from this date, combined with the following aspects:

     o Significant investments in subsidiary and associated companies are recorded under the equity method, as shown in Note 8.

     o Property, plant and equipment include revaluations based on appraisal reports issued by independent appraisers.

     o Depreciation is calculated on the straight-line basis at the rates listed in Note 9, which take into consideration the economic useful lives of the assets.

     o Deferred charges mainly comprise the expenses incurred in the implementation of projects to install equipment at customers' facilities and projects to modernize systems. Amortization is calculated over the contractual terms or over five to ten years, as from the date the benefits start to be generated.

     (d)  Current and long-term liabilities

          These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and monetary and exchange variations. The provision for income tax, when applicable, includes fiscal incentives. Deferred income tax and social contribution on temporary differences are established within the context of CVM Deliberation 273/98.

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


     3    Consolidation principles

          The consolidated financial statements were prepared in conformity with the consolidation principles determined in Brazilian corporate legislation and the standards of the CVM, and include the following direct and indirect subsidiary companies:

                                                                                     Percentage holding
                                                         ----------------------------------------------
                                                                          2001                    2000
                                                         ----------------------  ----------------------
                                                            Direct    Indirect      Direct    Indirect
                                                           Control     control     Control     control
                                                         ---------- -----------  ---------- -----------
Ultragaz Participacoes S.A.                                     77                      77
    Companhia Ultragaz S.A.                                                 66                      66
    Bahiana Distribuidora de Gas Ltda.                                      77                      77
    Utingas Armazenadora S.A.                                               43                      43
Ultraquimica Participacoes S.A.                                100                     100
    Ultraquimica Florestal Ltda.                                           100                     100
    Melamina Ultra S.A. Industria Quimica                                   93                      93
    Oleoquimica do Nordeste Ltda.                                          100                      60
    Oxiteno S.A. - Industria e Comercio                                     48                      48
       Camacari Renovada S.A.                                               48                      48
       Oxiteno Nordeste S.A. - Industria e Comercio                         46                      45
       Oxiteno International Corporation                                    48
           Oxiteno Overseas Corporation                                     48                      48
Ultracargo Participacoes Ltda.                                 100                     100
    Transultra S.A. Armazenamento e Transporte
       Especializado                                                       100                      65
    Terminal Quimico de Aratu S.A. - Tequimar                               89                      76
Ultratecno Participacoes Ltda.                                 100                     100
Ultradata S/C Ltda.                                            100                     100
Imaven Imoveis e Agropecuaria Ltda.                            100                     100
    Imaven Importadora e Exportadora Ltda.                                  98                      90

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


Intercompany investments, asset and liability account balances, income and expenses, as well as the effects arising from significant intercompany transactions, were eliminated. Minority interest in subsidiary companies is presented separately in the financial statements.

At the extraordinary general meeting (EGM) of shareholders held on December 26, 2001, approval was given to close the capital and cancel the CVM registration of the indirect subsidiary company Oxiteno Nordeste S.A. - Industria e Comercio. At this meeting, the subsidiary company Oxiteno S.A. - Industria e Comercio declared that it would make a public offer for the purchase of all the outstanding Class B preferred shares of Oxiteno Nordeste S.A. - Industria e Comercio through an auction to be held at the Sao Paulo Stock Exchange (BOVESPA), after approval by the CVM.

On May 23, 2001, the subsidiary company Ultracargo Participacoes Ltda. acquired from Petrobras Distribuidora S.A. its 35% ownership interest, in the indirect subsidiary company Transultra S.A. Armazenamento e Transporte Especializado.

The other changes involving indirect holdings derive from the purchase of minority interests in the indirect subsidiary companies Oxiteno Nordeste S.A. - Industria e Comercio and Oleoquimica do Nordeste Ltda., the capitalization of loans to indirect subsidiary company Imaven Importadora e Exportadora Ltda. and contribution of capital to the indirect subsidiary Oxiteno International Corporation in the form of shares of the indirect subsidiary Oxiteno Overseas Corporation.

FEDERAL GOVERNMENT SERVICE                                                                Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)                                                     December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General Taxpayers' Registration - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5            ULTRAPAR PARTICIPACOES S.A.                       33.256.439/0001-39
-------------------------------------------------------------------------------------------------------------------


4    Inventories (consolidated)

                                                    2001        2000
                                                ---------   ---------
Finished products                                 60,084      45,150
Raw material                                      12,535      14,203
Liquefied petroleum gas (LPG)                      7,895       6,808
Consumption materials and cylinders for resale    13,953      20,294
                                                ---------   ---------

                                                  94,467      86,455
                                                =========   =========

5    Taxes recoverable (consolidated)

     Taxes recoverable mainly refer to R$ 59,564 (2000 - R$ 42,450) of Value-Added Tax on Sales and Services (ICMS) arising from tax substitution and credit balances and R$ 54,129 (2000 - R$ 36,212) of prepayment of income tax to be offset against future payments.

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS

------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  -
                                                                    CNPJ
------------------------------------------------------------------------------------------------------------
01846-5              ULTRAPAR PARTICIPACOES S.A.      33.256.439/0001-39
------------------------------------------------------------------------------------------------------------

6    Related companies

                                              Parent company                                                            Consolidated
                                         -------------------  ----------------------------------------------------------------------

                                                                            Loans       Trade accounts       Transactions  Financial
                                         ----------------------------------------  ------------------- ------------------     income
                                         Assets  Liabilities  Assets  Liabilities  Receivable  Payable   Sales  Purchases  (expense)
                                         ------  -----------  ------  -----------  ----------  -------  ------  ---------  ---------
Ultraquimica Participacoes S.A.           3,153
Serma Associacao dos Usuarios de
    Equipamentos de Processamentos
    de Dados e Servicos Correlatos                     2,767      99        2,767
Associacao do Proprietario e
    Locatarios EEI                                               297
Associacao dos Usuarios do Sistema de
    omunicacao e do Edificio Ernesto Igel    66                  377
Petroquimica Uniao S.A.                                                                          2,694             65,361
Onogas S.A. Comercio e Industria                                                           17              301
Cetrel - Central de Tratamento de
    Efluentes                                                                                        6                899
Ultradata S/C Ltda.                          35
Oxicap Industria de Gases Ltda.                                                                    439       5      3,803
Agip do Brasil S.A.                                                                       165            3,050
Companhia Ultragaz S.A.                  74,304        2,747
Ultracargo Participacoes Ltda.                         2,130
Ultratecno Participacoes Ltda.            9,587        8,158
Quimica da Bahia Industria e
    Comercio S.A.                                                           6,662                            4                 (581)
Henkel Industrias Quimicas S.A.                                                 6
                                         ------  -----------  ------  -----------  ----------  -------  ------  ---------  ---------
Carried forward                          87,145       15,802     773        9,435         182    3,139   3,360     70,063      (581)
                                         ------  -----------  ------  -----------  ----------  -------  ------  ---------  ---------

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS

-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------



                                              Parent company                                                            Consolidated
                                         -------------------  ----------------------------------------------------------------------

                                                                            Loans       Trade accounts       Transactions  Financial
                                         ----------------------------------------  ------------------- ------------------     income
                                         Assets  Liabilities  Assets  Liabilities  Receivable  Payable   Sales  Purchases  (expense)
                                         ------  -----------  ------  -----------  ----------  -------  ------  ---------  ---------

Brought forward                          87,145       15,802     773        9,435         182    3,139   3,360     70,063      (581)

Imaven Imoveis e Agropecuaria Ltda.                   22,673
Ultraquimica Florestal Ltda.                          35,592
Petroleo Brasileiro S.A. - Petrobras                                                            31,978      25    898,757
Servgas Distribuidora de Gas S.A.                                                          27              703
Metalurgica Plus S.A.                                                        360
Petrogaz S.A.                                                                              33              684
Tegal - Terminal de Gases Ltda.                                                                                       242
Bahiana Distribuidora de Gas Ltda.       10,042
Copagas Distribuidora de Gas S.A.                                                          53            1,162
Petrobras Distribuidora S.A.                                                                        34              1,565
Oleoquimica do Nordeste Ltda.                 5
Minasgas S.A. Distribuidora de Gas
    Combustivel                                                                            63              714
Copene Petroquimica do Nordeste S.A.                                                             7,440   9,231    265,533
Melamina Ultra S.A. Industria e
    Comercio                                  6          743
Supergasbras Distribuidora de Gas S.A.                                                    237            2,504
Cia. Termeletrica do Planalto
    Paulista - TPP                                               907                                                            114
Plenogas - Distribuidora de Gas S.A.                                        1,241
                                         ------  -----------  ------  -----------  ----------  -------  ------  ---------  ---------
Total 2001                               97,198       74,810   1,680       11,036         595   42,591  18,383  1,236,160      (467)
                                         ======  ===========  ======  ===========  ==========  =======  ======  =========  =========

Total 2000                               44,459       77,797   1,460       11,595         779   44,525   9,550    977,851      (532)
                                         ======  ===========  ======  ===========  ==========  =======  ======  =========  =========

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


     The loan balances with Quimica da Bahia Industria e Comercio S.A. and with Cia. Termeletrica do Planalto Paulista - TPP are indexed to the Long-term
     Interest Rate (TJLP). The other loans do not have financial charges nor determined maturity dates. Sale and purchase transactions mainly refer to the purchase of raw materials, other materials and storage services, which are carried out based on normal prices and market conditions.

7    Income tax and social contribution

(a)  Deferred income tax and social contribution

     The company and its subsidiary companies recognize tax assets and liabilities, which do not expire, arising from tax losses, temporary additions, inflationary profit, revaluation of property, plant and equipment and others. The taxes assets are based on the continuation of their operating profitability. Management expects to realize these tax assets and liabilities over a maximum period of three years. The deferred income tax and social contribution are presented in the following main groups:


                                                  Parent company   Consolidated
                                                  --------------  --------------
                                                    2001   2000     2001    2000
                                                  ------  -----   ------  ------
     Long-term receivables

     Deferred income tax and social contribution
       Expenses temporarily non-deductible in the
         calculation of taxable income            1,584     975   24,051  18,185
       Tax losses available for offset                6            3,231   4,780
                                                  ------  -----   ------  ------

                                                  1,590     975   27,282  22,965
                                                  =====   =====   ======  ======

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------

                                                                           Consolidated
                                                                          --------------
                                                                            2001    2000
                                                                          ------  ------
     Long-term liabilities

     Deferred income tax and social contribution
       Profits earned abroad                                              21,461  17,259
       Revaluation of property, plant and equipment                        2,512   2,932
       Deferred inflationary profit                                                3,306
                                                                          ------  ------

                                                                          23,973  23,497
                                                                          ======  ======

(b) Reconciliation of income tax and social contribution in the statement of income

     Income tax and social contribution are reconciled to official tax rates as follows:


                                                         Parent company        Consolidated
                                                         --------------  ------------------
                                                           2001    2000      2001      2000
                                                         ------   -----   -------   -------
     Profit before taxation, equity in the results
       of subsidiary and associated companies and
       minority interest                                 29,160   51,059  217,653   234,328
                                                         ------   -----   -------   -------
     Official tax rates - %                               34.00    34.00    34.00     34.00
                                                         ------   -----   -------   -------
     Tax and contribution charges at
       official rates                                    (9,914) (17,360) (74,002)  (79,672)

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


                                                       Parent company        Consolidated
                                                       ----------------  ------------------
                                                        2001      2000      2001      2000
                                                       ------    ------   -------   -------
Adjustment to the effective tax rate
    Operating provisions and non-deductible
       expenses                                           (11)       12     8,064    (2,642)
    Profits earned abroad                                                 (4,202)    (2,137)
    Interest on own capital                            10,540     4,981   10,540      5,388
    Realized inflationary profit                                           1,984
    Other adjustments                                               (80)    2,511     1,519
                                                       ------   -------  --------   -------

Tax and contribution charges before tax incentive
benefits                                                  615   (12,447)  (55,105)  (77,544)
    Employee meal program                                                     299       517
    Cultural incentives                                                       332
                                                        -----   -------   -------   -------

Tax and social contribution charges recorded in
statement of income                                       615   (12,447)  (54,474)  (77,027)
                                                        =====   =======   =======   =======

    Current                                                      (9,484)  (58,377)  (81,705)
    Deferred                                              615    (2,963)    3,903     4,678
                                                        -----   -------   -------   -------

                                                          615   (12,447)  (54,474)  (77,027)
                                                        =====   =======   =======   =======

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------

(c)  Tax exemption

The following indirect subsidiary companies have partial or total exemption from income tax in connection with a governmental program for the development of the Northeast Region of Brazil, as follows:

Subsidiary company        Units                            Exemption- %   Termination
------------------------- -------------------------------  ------------   -----------
Oxiteno Nordeste S.A. -
    Industria e Comercio  Camacari plant                          100         2006

Bahiana Distribuidora     Mataripe base                           100         2003
    de Gas Ltda.          Ilheus and Aracaju bases                 50         2000
                          Juazeiro base                           100         2004
                          Suape base                              100         2007

Terminal Quimico de       Aratu terminal                          100         2003
Aratu S.A. - Tequimar     Suape terminal:
                            Acetic acid and butadiene by-
                            products                             37.5         2000
                             Other products                       100         2005

The subsidiary companies d the tax benefits from the partial or total exemption from income tax in a specific capital reserve account in stockholders' equity. These benefits are recognized in net income in the parent company's equity accounting, as shown in Note 8.

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------

8        Investments

(a)      Subsidiary companies (parent company)

                                                                                                                                2001
                                     -----------------------------------------------------------------------------------------------
                                                                                                                            Imaven -
                                          Ultragaz     Ultraquimica       Ultracargo      Ultratecno                       Imoveis e
                                     Participacoes    Participacoes    Participacoes   Participacoes        Ultradata   Agropecuaria
                                           S.A. (i)        S.A. (ii)       Ltda. (i)       Ltda. (i)    S/C Ltda. (i)      Ltda. (i)
                                     --------------   --------------   -------------   -------------    -------------   ------------

Information on subsidiary companie
  at December 31, 2001
       Shares or quotas held             3,341,431        2,461,347       2,586,736      65,158,617           17,531      27,734,078
       Net equity                          164,250          454,679          92,612           8,783            4,416          37,131
       Net income (loss) for the year        9,051           70,367          21,403            (665)             278           4,912

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------
                                                                                                                                2001
                      --------------------------------------------------------------------------------------------------------------
                                    Ultra-                                         Imaven -
                      Ultragaz     quimica   Ultracargo   Ultratecno                Imoveis
                      Partici-    Partici-     Partici-     Partici-   Ultradata    e Agro-
                        pacoes      pacoes       pacoes       Pacoes   S/C Ltda.   pecuaria
                       S.A. (i)   S.A. (ii)    Ltda. (i)   Ltda. (i)         (i)   Ltda. (i)    Subtotal   Others   Total      Total
                      ---------   ---------  ----------- -----------   ---------   ---------    --------   ------  -------  --------
Movement on
  investment

Balance at the
  beginning
  of the year           119,838     384,399      57,585        9,448      4,983     53,819      630,072      165  630,237   569,695
Payment of capital                               13,710                                          13,710            13,710
Partial reversal of
  revaluation reserve                                                                                                       (18,980)
Taxes on realization
  of revaluation
  reserve                  (240)        (11)        (91)                               (74)        (416)             (416)     (265)
Acquisition (sale)                                                                                            20       20       (10)
Proposed dividends                                                                 (21,600)     (21,600)          (21,600)  (10,088)
Equity in the results     6,973      70,291      21,408         (665)      (567)     4,986      102,426           102,426    89,885
                        -------     -------      ------       ------      -----     ------      -------    -----  -------   =-------
Balance at the end
  of the year           126,571     454,679      92,612        8,783      4,416     37,131      724,192      185  724,377   630,237
                        =======     =======      ======       ======      =====     ======      =======    =====  =======   ========

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------

(b) Associated companies (consolidated)
                                                                                                                               2001
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                   FCC - Fabrica
                                         Quimica de Bahia                             Carioca de          Nordeste         Plenogas
                                              Industria e    Oxicap Industria de   Catalisadores    Quimica S.A. -    Distribuidora
                                       Comercio S.A. (ii)    Gases    Ltda. (ii)        S.A. (ii)    Norquisa (ii)   de Gas A. (ii)
                                       ------------------  ---------------------   --------------   --------------   --------------
Shares or quotas held                          3,174,500                    125       125,336,197      60,426,077        1,384,308
Adjusted net equity                               10,118                  2,826            77,048         486,823           (1,291)
Adjusted net income (loss)
  for the year                                                             (332)           10,859          (4,634)            (599)
Percentage holding                                 45.56                  25.00             20.00            8.73            33.33

BRAZILIAN SECURITIES COMMISSION (CVM)                                              December 31, 2001
STANDARDS-FORMS FINANCIAL STATEMENTS
COMMERCIAL, INDUSTRIAL AND OTHER


11.01- NOTES TO THE FINANCIAL STATEMENTS
-----------------------------------------------------------------------------------------------------------------
1 - CVM CODE        2 - COMPANY NAME                                3 - General  Taxpayers'  Registration  - CNPJ
-----------------------------------------------------------------------------------------------------------------
01846-5             ULTRAPAR PARTICIPACOES S.A.                     33.256.439/0001-39
-----------------------------------------------------------------------------------------------------------------


(b) Associated companies (consolidated)
                                                                                                          2001       2000
--------------------------------------------------------------------------------------------------------------------------
                                                                     FCC - Fabrica
                           Quimica de Bahia                             Carioca de          Nordeste
                                Industria e    Oxicap Industria de   Catalisadores    Quimica S.A. -
                         Comercio S.A. (ii)    Gases    Ltda. (ii)        S.A. (ii)    Norquisa (ii)     Total       Total
                         ------------------  ---------------------   --------------   --------------   -------     -------


Movement on investment

Balance at the beginning
   of the year                     4,610                   695              12,142          43,638      61,085      49,831
Capital subscription                                                                                                   545
Reduction in
  revaluation reserve                                                                         (220)       (220)
Dividends received                                                            (875)           (400)     (1,275)
Equity in the results                                       12               4,142            (711)      3,443      10,709
                                   -----                   ---              ------          ------      ------      ------
Balance at the end of the year     4,610                   707              15,409          42,307      63,033      61,085
                                   =====                   ===              ======          ======      ======      ======

(i)  Financial statements audited or reviewed by our independent accountants.
(ii) Financial statements audited by other independent accountants.

The consolidated amount of the equity in the results of associated companies presented in the statement of income includes R$ 26,961 (2000 - R$ 29,599) of income tax incentives arising mainly in indirect subsidiary companies which operate in regions eligible for incentives.

The investments of the indirect subsidiary company Oxiteno S.A. - Industria e Comercio in the associated companies Oxicap Industria de Gases Ltda. and FCC - Fabrica Carioca de Catalisadores S.A. are recorded on the equity method based on financial statements at November 30, 2001. The investment of the indirect subsidiary company Oxiteno Nordeste S.A. - Industria e Comercio in the associated company Nordeste Quimica S.A. - Norquisa is evaluated by the equity method until July 31, 2001, the period in which it had an influence over the management of the company, as established in CVM Instruction 247/96.

9  Property, plant and equipment (consolidated)

                                                                           2001            2000
                                ------------------------------------------------ ---------------           Annual
                                                                                                     depreciation
                                     Revalued       Accumulated                                             rates
                                         cost      depreciation             Net             Net               - %
                                -------------- ----------------- --------------- ---------------  ---------------
Land                                   39,065                            39,065          33,058
Buildings                             302,243            97,752         204,491         198,430                 4
Machinery and equipment               696,771           330,617         366,154         321,315           5 to 10
Vehicles                               90,621            60,430          30,191          29,460          20 to 30
Furniture and fixtures                  9,968             3,176           6,792           4,095                10
Construction in progress               29,888                            29,888          34,188
Imports in transit                      5,436                             5,436          13,111
Other                                  42,843            16,991          25,852          22,292          10 to 20
                                -------------  ----------------  --------------  --------------

                                    1,216,835           508,966         707,869         655,949
                                =============  ================  ==============  ==============

Construction in progress refers mainly to renovations of the industrial complexes of the subsidiary companies, and imports in transit refer mainly to equipment and parts for the Ultrasystem project (small and medium-sized LPG installations for commercial and residential customers).

The parcels of land on which the Suape and Aratu terminals of the indirect subsidiary Terminal Quimico de Aratu S.A. - Tequimar were constructed belong, respectively, to the SUAPE Port Complex and to Companhia Docas do Estado da Bahia - CODEBA. The Suape land is under lease for ten years through 2005. CODEBA intends to negotiate the terms and amounts of the lease for the Aratu.

10  Deferred Charges (Consolidated)

Deferred charges primarily comprise expenditures incurred on the implementation of systems modernization projects (R$ 10,986; 2000-R$ 401), which will be amortized over five to ten years, and expenditures for the installation of Ultrasystem equipment at customers' locations (R$ 55,913; 2000-R$ 41,116), which will be amortized over the lives of the LPG supply contracts with these customers.

11  Financings (consolidated)

                                                                Financial
                                            Index/currency      charges - %                  2001            2000
                                            ------------------- ------------------ --------------- ---------------

Foreign currency
    Eurobonds                               US$                 9.0                       139,642         117,676
    International Finance Corporation (IFC) US$                 9.4                        23,289          29,453
    Financings of inventories and property,
      plant and equipment                   US$                 from 5.9 to 10.5            8,687          18,578
    Advances on foreign exchange contracts  US$                 from 2.8 to 6.00           33,582          47,610
                                                                                   --------------  --------------
                                                                                          205,200         213,317
                                                                                   --------------  --------------

Local currency
    National Bank for Economic and          UMBNDES             from 10.2 to 11.8          10,365           4,186
       Social Development (BNDES)           TJLP and IGP-M      from 1.8 to 6.5           169,889         169,739
    FINAME                                  TJLP                from 1.8 to 5.5            27,675          34,849
    Onlending operations                    TJLP                4.0                         1,544           3,733
    Other                                                       Variable                       18              17
                                                                                   --------------  --------------
                                                                                          209,491         212,524
                                                                                   --------------  --------------

Total financings                                                                          414,691         425,841

Current                                                                                  (124,525)       (134,064)
                                                                                   --------------  --------------

Long-term                                                                                 290,166         291,777
                                                                                   ==============  ==============

UMBNDES = BNDES Monetary Unit
TJLP = Long-Term Interest Rate
IGP-M = General Market Price Index
FINAME = Government Agency for Machinery and Equipment Financing

Long-term amounts fall due as follows:



                                                                                        2001                 2000
                                                                           ------------------   ------------------
2002                                                                                                       79,427
2003                                                                                  72,725               55,798
2004                                                                                  39,112               23,589
2005                                                                                 161,338              125,821
2006 onwards                                                                          16,991                7,142
                                                                           -----------------    -----------------

                                                                                     290,166              291,777
                                                                           =================    =================


In June 1997, the indirect subsidiary Companhia Ultragaz S.A. issued Eurobonds in the total amount of US$ 60 million, which fall due in 2005, have put/call options in 2002, and are guaranteed by Ultrapar Participacoes S.A. and Ultragaz Participacoes S.A.

The loan from International Finance Corporation to the indirect subsidiary Oxiteno Nordeste S.A. Industria e Comercio is equivalent to US$ 30 million and falls due in 2003. The loan was earmarked for the expansion and industrial modernization of the Camacari plant in the state of Bahia, which started activities in 1997.

Financings are backed by financial liens on property, plant and equipment, shareholdings, as well as promissory notes and sureties offered by the parent and subsidiary companies.

12  Other taxes and contributions (consolidated)

The company and its subsidiary companies obtained preliminary injunctions to pay PIS (Social Integration Program) and COFINS (Social Contribution on Revenues) taxes without the changes introduced by Law 9718/98. The companies are contesting the addition of 1% in the COFINS rate, as well as the incidence of PIS and COFINS on other revenue. However, the main issue concerns the collection of these taxes by the refinery which supplies LPG using the tax substitution system on behalf of the indirect subsidiary companies Companhia Ultragaz S.A. and Bahiana Distribuidora de Gas Ltda. The tax substitution, which increased the calculation basis of PIS and COFINS by four times the LPG price practiced by the refineries, continued until June 30, 2000, when the rates of these taxes were increased at the refineries and reduced to zero for the distributors. The amounts that were not paid because of the injunctions against the changes introduced by Law 9718/98, were accrued in the financial statements of the company and its subsidiaries and amount to R$ 49,329 (2000 - R$ 42,413).

The indirect subsidiary Terminal Quimico de Aratu SA - Tequimar obtained a favorable ruling on its suit contesting the payment of social contribution on net income introduced by Law 7689/88. The favorable decision to the subsidiary was a final ruling, however, the Federal Government filed an action to overturn the previous decision. The indirect subsidiary company has accrued a liability for the unpaid social contribution in the amount of R$ 10,408 (2000 - R$ 7,381).


13  Stockholders' equity

(a) Capital

The company is a listed corporation with shares traded on the Sao Paulo and New York Stock Exchanges. Subscribed and paid-in capital is represented by 53,000,000,000 shares with no nominal value, of which 37,984,012,500 are common and 15,015,987,500 are preferred. On December 31, 2001, 5,293,346,000 preferred shares were in circulation outside Brazil.

Preferred shares are not convertible to common shares and have no right to vote, but their holders have the right to a dividend which is at least 10% greater than that paid to common shareholders, as well as priority over common shares on eventual liquidation of the company, without a premium.

(b) Revaluation reserve

The realized portion of the revaluation reserve, which occurs on depreciation, reduction or sale of revalued assets of subsidiary and associated companies, is transferred to retained earnings, net of the tax effects recorded by the subsidiary and associated companies.

In some cases, the taxes on the revaluation reserve of certain subsidiary and associated companies are recognized only on realization of this reserve, because the revaluations occurred prior to the publication of CVM Deliberation 183/95. The deferred tax charges on these reserves total R$ 9,272 (2000 - R$ 9,978).

(c) Reserve for retention of profits

This reserve is supported by the investment program, in conformity with Article 196 of Brazilian corporate legislation (see item (e) below).

(d) Reserve for unrealized profits

This reserve is established in conformity with Article 197 of Brazilian corporate legislation and realization normally occurs on the receipt of dividends or the sale and reduction of investments. Considering the favorable financial conditions, management realized the full amount of this reserve in 2001 by transferring it to retained earnings and, consequently, included this amount in the calculation basis of the proposed dividends (see item (e) below).

(e) Dividends and retained earnings

Shareholders are assured in the by-laws of a minimum annual dividend of 50% of adjusted net income, calculated under the terms of Brazilian corporate legislation.

The proposed dividends reflected in the company's financial statements, subject to approval at a general shareholders' meeting, is calculated under the terms of Brazilian corporate legislation, particularly Articles 196 and 197, as follows:

                                                                           2001
                                                                       --------

Net income for the year                                                 132,201
Legal reserve transfer                                                   (6,610)
Full reversal of reserve for unrealized profits                         245,195
                                                                       --------
Dividend calculation basis                                              370,786
                                                                       ========

Dividends proposed:
    Dividends (R$ 3.3210036 and R$ 3.6531041 per thousand
       common and preferred shares, respectively)                       181,000

    Interest on own capital (R$ 0.5687906 and R$ 0.6256697 per thousand common and preferred shares, respectively), gross of
withholding tax of R$ 4,205                                              31,000
                                                                       --------
Total dividends and interest on own capital                             212,000
                                                                       ========
Percentage of dividends and interest on own capital gross of income
    tax, in relation to thedividend calculation basis                        57
                                                                       ========

Of the total amount of dividends and interest on own capital, the company has distributed R$ 190,000 on an interim basis, leaving R$ 22,000 payable as of December 31, 2001.

Management proposes to transfer the remaining balance of retained earnings to the Reserve for retention of profits, in order to support the business expansion project established in its investment plan.

(f) Interest on own capital

In conformity with Law 9249/95, at a meeting held on August 21, 2001, management approved the payment of interest on own capital to shareholders, calculated at the TJLP rate, including it as a part of the minimum compulsory dividend. In compliance with tax legislation, this interest on own capital of R$ 31,000 (R$ 26,795, net of withholding tax) was recorded in the books of account as financial expenses. However, for the purposes of these financial statements, interest on own capital is recorded as a distribution of net income for the year, as prescribed in CVM Deliberation 207/96.

14  Non-operating expenses (consolidated)

Non-operating expenses mainly comprise the full amortization of R$ 7,971 of previously deferred expenses incurred in connection with the participation in the auction of Copene Petroquimica do Nordeste S.A. in July 2001, and disposals of property, plant and equipment, particularly LPG cylinders. In 2000, the non-operating expenses mainly comprised the amortization of the deferred charges due to the cancellation of the project originally recorded in the indirect subsidiary Oxiquimica S.A., amounting to R$ 9,883.

15  Risks and financial instruments (consolidated)

The main risk factors to which the subsidiary companies are exposed reflect strategic-operating and economic-financial aspects. The strategic-operating risks (such as demand, competition, technological and innovation, relevant structural changes in industry, among others) are addressed by the company's management model. The economic-financial risks mainly reflect customer defaults, macroeconomic variables such as exchange and interest rates, as well as the characteristics of the financial instruments used by the company. These risks are managed through control policies, specific strategies and the determination of limits, as follows:

Customer default - These risks are managed by specific rules for accepting customers and credit analysis and are mitigated by diversification of sales. The subsidiary companies Oxiteno S.A. - Industria e Comercio and Oxiteno Nordeste S.A. - Industria e Comercio recorded allowances of R$ 6,094 for potential losses on receivables from customers in Argentina. At December 31, 2001 receivables from Argentine customers amount to R$ 28,021, net of this provision.

Interest rates - The company and its subsidiary companies adopt conservative policies to raise and invest financial resources and to minimize the cost of capital. The investments of the company and its subsidiaries are maintained in transactions linked to the Interbank Deposit Certificates (CDI) rate. A portion of the financial assets is destined for foreign currency risk management, as mentioned below. Raised funds originate from BNDES financings and from abroad, as shown in Note 11.

Exchange rate - Basically the subsidiary companies use foreign currency risk management instruments available in the financial market to cover their liabilities in foreign currency. Given the volatile exchange fluctuations during the year 2001, the company protected all its foreign currency exposure. The following summary shows the assets and liabilities in foreign currency at December 31, 2001.

Financings in foreign currency                                          205,200
Accounts payable in U.S. dollars for imports                             12,194
                                                                       --------

Total consolidated debt in U.S. dollars                                 217,394
                                                                       --------

Financial investments in foreign currency instruments                   213,388
Financial investments in U.S. dollars                                    81,214
Accounts receivable from foreign customers, net of advances
    on export contracts                                                  10,178
                                                                       --------

Total consolidated assets in U.S. dollars                               304,780
                                                                       --------

Net asset position in U.S. dollars                                       87,386
                                                                       ========

The company and its subsidiary companies recorded the net effect of the devaluation of the real in 2001 in net income for the year, and did not use the deferral option described in CVM Deliberation 404/01.

Except for the holding of the indirect subsidiary company Oxiteno S.A. - Industria e Comercio in the capital of Petroquimica Uniao S.A., commented below, the other asset and liability financial instruments recorded in the December 31, 2001 financial statements were determined in conformity with the accounting criteria and practices described in the accompanying notes, and their book values approximate market values.

The investment in Petroquimica Uniao S.A., representing 1.95% of the total capital, was acquired at a privatization auction held in 1994, and is presented in the financial statements at cost restated through December 31, 1995, of R$ 18,694. The market value of this investment at December 31, 2001, based on the quotation of the company's shares on the stock exchange, was approximately R$ 11,993. Management understands that this investment is properly recorded, in view of its clear strategic and permanent nature, since the investee is an important supplier of raw material to Oxiteno S.A. Industria e Comercio. Also, the acquisition of this investment was made using long-term financing from the National Bank for Economic and Social Development (BNDES), at favorable interest rates compared to those of the market.

16  Insurance coverage in subsidiary Companies

The companies maintain insurance coverage in amounts considered sufficient to cover losses from eventual damage to assets, as well as their civil responsibility for involuntary, material and/or physical damages caused to third parties arising from their industrial and commercial operations, considering the nature of their activities and the advice of their insurance consultants.

17  Responsibilities for sureties and guarantees

The parent company is responsible for sureties and guarantees offered to subsidiary companies amounting to R$ 248,720.

18  Contingencies and commitments (consolidated)

The Petrochemical Industry Labor Union, which represents the employees of the indirect subsidiary Oxiteno Nordeste S.A. - Industria e Comercio, filed class action suits against the company in 1991 demanding compliance with the adjustments established in collective labor agreements or other specific indexes, in lieu of the salary policies effectively practiced. Based on the opinion of its legal advisors, who analyzed the final ruling of the Federal Supreme Court (STF) on the class action suit in which the labor union is a plaintiff, as well as the status of the specific suit against the indirect subsidiary, management does not believe that it is necessary to record a provision at December 31, 2001.

The indirect subsidiary Oxiteno Nordeste S.A. - Industria e Comercio has a supply contract with Copene Petroquimica do Nordeste S.A. until 2012, which establishes a minimum level of annual consumption of ethylene. The minimum purchase commitment and the actual demand in the years ended December 31, 2001 and 2000, expressed in tons of ethylene, are summarized below. If the minimum purchase commitment is not met, the subsidiary is committed to pay a fine of 40% of the current ethylene price for the quantity not purchased.

                                   Minimum          Actual demand
                                  purchase   --------------------
                                commitment       2001        2000
                                -----------  ---------   --------
In tons                            137,900    184,772     173,067


The company and its subsidiary companies have other ongoing administrative and judicial suits, which the internal and external legal advisors consider to be of low or remote risk; therefore, no provisions for possible losses on these cases have been recorded.

19  Stock option plan

At the General Ordinary and Extraordinary Meeting of shareholders held on April 27, 2001, the stockholders approved the Stock Option Plan, to be offered to managers and employees in positions of responsibility of the company and its subsidiary companies. No options had been granted under this plan up to December 31, 2001.

20  Employee benefits and private pension plan (consolidated)

The company and its subsidiary companies offer benefits to employees, such as life insurance, health care and a pension plan. In addition, they offer loans for the acquisition of vehicles and personal computers to employees of certain subsidiary companies. These benefits are recorded on the accrual basis and terminate after the end of the employment relationship.

In August 2001, the company and its subsidiary companies started to offer their employees a defined contribution pension plan. Adoption of this plan, managed by Ultraprev - Associacao de Previdencia Complementar (Ultraprev) was approved at Board of Directors Meeting held on February 15, 2001. Under the terms of the plan, the basic contribution of each participating employee is defined annually by the participant as between 0% and 11% of his /her salary. The sponsoring companies provide a matching contribution in an identical amount as the basic contribution. As participants retire, they may opt to receive monthly (i) a percentage varying between 0.5% and 1.0% of the a fund accumulated in their name in Ultraprev or (ii) a fixed monthly amount which will extinguish the fund accumulated in the participant's name over a period of between 5 and 25 years. As such, neither the company nor its subsidiary companies assume responsibility for guaranteeing the levels of amounts or periods of receipt for the participants that retire under this plan. In 2001, the company and its subsidiary companies contributed with R$ 1,165 to Ultraprev, which was recorded as expense in the results of operations for the year. The total number of employee participants in December 2001 was 4,939, with no participants already retired.

Additionally, Ultraprev has 3 active participants and 34 former employees receiving defined benefits according to the policies of a previous multi-employer plan. Considering that the fair market value for the plan's assets amply exceeds the present actuarial value of the accumulated benefit obligations, the sponsoring entities have not been contributing to the plan for these 37 participants. On the other hand, the sponsoring entities do not believe that it would be possible to recover any amounts from the plan, based on legislation applicable to closed private pension entities. As a result, no asset or liability relating to these participants has been recorded in the financial statements of the sponsoring companies.


*   *   *

                                                                          ITEM 3


                                RELEVANT NOTICE



                          ULTRAPAR PARTICIPACOES S.A.

                          CNPJ n(0)33.256.439/0001-39

                            A PUBLICLY-HELD COMPANY

                            SUPPLEMENTARY DIVIDENDS


The Board of Directors of ULTRAPAR PARTICIPACOES S.A., at a meeting held on February 25, 2002, approved the distribution of supplementary dividends, to be drawn on the Net Profit account of the fiscal year of 2001, in the amount of R$ 22,000,009.35 (twenty two million, nine Reais and thirty five Centavos), which will be paid to shareholders on March 20, 2002, without adjustment or restatement.

Holders of common shares will be paid a dividend of R$ 0.403658 per thousand shares and holders of preferred shares will be paid R$ 0.444024 per thousand shares.

The record date for the dividends is March 08, 2002. Shares will be traded ex-dividend as of March 11, 2002 on the Sao Paulo Stock Exchange and as of March 06, 2002 on the New York Stock Exchange.


                         Sao Paulo, February 25, 2002.


                               Fabio Schvartsman
                           Investor Relations Officer

                                                                      SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


ULTRAPAR PARTICIPACOES S.A.

By:   /s/ Fabio Schvartsman
      ------------------------------------
      Name:   Fabio Schvartsman
      Title:  Chief Financial Officer
Date: March 01, 2002